

Skyline Bankshares, Inc.
2022 Annual Report

What we do here at Skyline National Bank is more than just meeting needs and growing businesses; doing good and being our best elevates community. We take on the challenges of our customers, craft solutions, and express kindness and enthusiasm in all that we do. The following values guide our every action.

Smart | Clever minds create change.

Kind | We're never wrong by doing right.

Young-at-Heart | We surprise and delight.

Local | We're from here. We own it.

Inspired | Extraordinary passion drives us.

Nonconforming | We don't do mediocre or status quo.

Energetic | This is contagious.



2022 Annual Report

TABLE OF CONTENTS

Financial Highlights[1]

	2022	2021	2020	2019	2018
Summary of Operations					
Interest income	$ 36,567	$ 34,756	$ 31,744	$ 30,802	$ 26,186
Interest expense	1,930	2,429	3,440	2,869	1,901
Net interest income	34,637	32,327	28,304	27,933	24,285
Provision for loan losses	606	723	1,189	655	325
Other income	6,257	6,568	5,297	4,915	4,637
Other expense	27,488	26,267	25,098	23,258	22,857
Income taxes	2,519	2,423	1,445	1,780	1,214
Net income	$ 10,281	$ 9,482	$ 5,869	$ 7,155	$ 4,526
Per Share Data					
Net income	$ 1.84	$ 1.59	$ 0.97	$ 1.16	$ 0.81
Cash dividends declared	0.32	0.27	0.26	0.24	0.20
Book value	12.98	15.20	14.08	13.27	12.17
Year-end Balance Sheet Summary					
Loans, net	$ 748,624	$ 677,855	$ 659,195	$ 566,460	$ 532,970
Investment securities	135,151	129,715	33,507	32,881	45,428
Total assets	997,734	995,848	855,387	706,290	680,284
Deposits	920,327	898,226	755,528	611,211	601,868
Stockholders' equity	72,936	85,194	85,106	81,428	75,622
Selected Ratios					
Return on average assets	1.01%	1.01%	0.75%	1.05%	0.75%
Return on average equity	13.35%	10.98%	7.06%	9.10%	7.02%
Dividend payout ratio	17.48%	17.13%	26.96%	20.74%	24.81%
Average equity to average assets	7.59%	9.19%	10.60%	11.51%	10.66%

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[1] In thousands of dollars, except per share data.



Skyline Bankshares, Inc.

Dear Fellow Shareholders:

It is our pleasure to present to you the year-end 2022 Financial Report for Skyline Bankshares, Inc. and Skyline National Bank.

The Company recorded a record net income of $10.3 million, or $1.84 per share for the year ended December 31, 2022 compared to net income of $9.5 million or $1.59 per share for 2021. Earnings for the year ended December 31, 2022 represented a return on average assets ("ROAA") of 1.01% and a return on average equity ("ROAE") of 13.35%, compared to 1.01% and 10.98%, respectively, for the year ended December 31, 2021. Solid capital management and timely share repurchases resulted in a decrease in weighted average shares outstanding of over 6.4% from 2021 to 2022 which, combined with record earnings, resulted in an increase in earnings per share of 15.72% for the year ended December 31, 2022, compared to the year ended December 31, 2021.

Total assets were $997.7 million at December 31, 2022, compared with $995.8 million at December 31, 2021. We had net loan growth of $70.8 million or 10.44%, and deposit growth of $22.1 million, or 2.46%, during 2022. Total stockholders' equity decreased in 2022 by $12.3 million, or 14.39% to end the year at $72.9 million compared to $85.2 million at December 31, 2021. The change during the year 2022 reflects earnings of $10.3 million, offset by dividend payments of $1.8 million, stock repurchases of $154 thousand, and an unrealized loss on the value of the securities portfolio as a result of increased interest rates during the year 2022.

We are extremely proud of our entire team here at Skyline and the many successes they achieved last year. Despite the depletion of PPP loan balances in 2022, our core loans grew by $97.1 million, or 14.84%, and more than offset the loss of PPP-related revenues which had contributed significantly to our earnings in 2021 and the first half of 2022. All asset quality indicators remained strong throughout the year reflecting our continued emphasis on credit management and not sacrificing quality to achieve growth. Diligent expense management allowed us to improve our efficiency ratio from 2021 to 2022 despite an inflationary environment and the continued expansion of our branch network. Total deposits decreased slightly in the later part of 2022 due to increased competition and selective repricing strategies on time deposits, however deposits grew for the full-year and going forward we will continue to focus on our long-term strategy of growing low-cost core deposit accounts and decreasing our reliance on more expensive time deposits. This competition for deposits has led to increased interest expense in recent months and we expect this trend to continue throughout 2023, and because of this we expect to see some near-term pressure on our net interest margin. The lagging effect of historic interest rate increases and continued inflationary pressures are also likely to dampen overall economic activity in 2023 and will certainly impact our operating costs, however our team has demonstrated the ability to deliver strong results and create shareholder value even in challenging operating environments. We believe we remain well positioned for growth and success in the future and know that our employees will continue to deliver on our brand promise of being "Always our Best" for our customers each and every day.

Again, we thank you for the opportunity to serve you as shareholders and customers. Please be sure to let us know if you have any questions or comments.

Always Our Best,

Blake M. Edwards Jr.

Blake M. Edwards, Jr.
President and CEO



Report of Independent Registered Public Accounting Firm

To the stockholders and the board of directors of Skyline Bankshares, Inc. and Subsidiary:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Skyline Bankshares, Inc. and Subsidiary (formerly Parkway Acquisition Corp. and Subsidiary) (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, other comprehensive income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses – Qualitative Factors

As described in Note 4 and Note 5 to the Company's financial statements, the Company's loan portfolio and associated allowance for loan losses (the "Allowance") totaled $754.9 million and $6.3 million, respectively, at December 31, 2022. As described in Note 1 and Note 5 to the financial statements, the Company's Allowance is an estimate of probable credit losses as of the balance sheet date and considers both unimpaired and impaired loans. Management's determination of the allowance for loan losses related to the Company's loan portfolio segment is generally based on the credit risk ratings and historical loss experience of individual borrowers, supplemented, as necessary, by credit judgment to address observed changes in trends and conditions, and other relevant environmental and economic factors such as concentrations of credit risk (geographic, large borrower, and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies, and the level of net charge-offs (qualitative factor adjustments).

Auditing the Company's Allowance involved a high degree of subjectivity due to the judgment involved in management's identification and measurement of qualitative factor adjustments included in the estimate of the allowance for loan losses.

The primary procedures we performed to address this critical audit matter included the following, among others:

- We evaluated the relevance and the reasonableness of assumptions related to evaluation of the loan portfolio, current economic conditions, and other risk factors used in development of the qualitative factors for collectively evaluated loans.
- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, and other audit evidence gathered.
- We performed analytical procedures to evaluate changes that occurred in the allowance for loan losses for loans collectively evaluated for impairment.


Elliott Davis, PLLC

We have served as the Company's auditor since 1995.

Charlotte, North Carolina
March 28, 2023

Consolidated Balance Sheets

December 31, 2022 and 2021

(dollars in thousands)		2022		2021
Assets				
Cash and due from banks	$	19,299	$	14,349
Interest-bearing deposits with banks		10,802		5,986
Federal funds sold		960		95,311
Investment securities available for sale		135,151		129,715
Restricted equity securities		1,950		1,971
Loans, net of allowance for loan losses of $6,248 at December 31, 2022 and $5,677 at December 31, 2021		748,624		677,855
Cash value of life insurance		22,484		18,750
Other real estate owned		235		-
Properties and equipment, net		31,753		30,856
Accrued interest receivable		2,979		2,363
Core deposit intangible		1,286		1,764
Goodwill		3,257		3,257
Deferred tax assets, net		5,744		1,122
Other assets		13,210		12,549
	$	997,734	$	995,848
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Noninterest-bearing	$	310,510	$	298,107
Interest-bearing		609,817		600,119
Total deposits		920,327		898,226
Borrowings		-		8,200
Accrued interest payable		95		73
Other liabilities		4,376		4,155
		924,798		910,654
Commitments and contingencies (Note 18)				
Stockholders' Equity				
Preferred stock, no par value; 5,000,000 shares authorized, none issued		-		-
Common stock, no par value; 25,000,000 shares authorized, 5,617,416 and 5,606,216 issued and outstanding at December 31, 2022 and 2021, respectively		-		-
Surplus		33,613		33,588
Retained earnings		62,229		53,745
Accumulated other comprehensive loss		(22,906)		(2,139)
		72,936		85,194
	$	997,734	$	995,848

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2022 and 2021

(dollars in thousands except share amounts)	2022	2021
Interest income		
Loans and fees on loans	$ 32,687	$ 33,089
Interest-bearing deposits with banks	788	88
Federal funds sold	29	44
Interest on taxable securities	2,716	1,372
Interest on nontaxable securities	242	53
Dividends	105	110
	36,567	34,756
Interest expense		
Deposits	1,742	2,343
Interest on borrowings	188	86
	1,930	2,429
Net interest income	34,637	32,327
Provision for loan losses	606	723
Net interest income after provision for loan losses	34,031	31,604
Noninterest income		
Service charges on deposit accounts	1,906	1,541
Other service charges and fees	3,171	2,606
Net realized gains (losses) on securities	(10)	265
Mortgage origination fees	399	1,061
Increase in cash value of life insurance	513	446
Life insurance income	217	-
Other income	61	649
	6,257	6,568
Noninterest expenses		
Salaries and employee benefits	14,823	14,680
Occupancy and equipment	4,410	3,618
Data processing expense	1,971	2,026
FDIC Assessments	430	430
Advertising	657	702
Bank franchise tax	506	499
Director fees	354	368
Professional fees	684	639
Telephone expense	482	390
Core deposit intangible amortization	478	595
Other expense	2,693	2,320
	27,488	26,267
Income before income taxes	12,800	11,905
Income tax expense	2,519	2,423
Net income	$ 10,281	$ 9,482
Basic earnings per share	$ 1.84	$ 1.59
Weighted average shares outstanding	5,588,394	5,967,751
Dividends declared per share	$ 0.32	$ 0.27

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years ended December 31, 2022 and 2021

(dollars in thousands)	2022	2021
Net Income	$ 10,281	$ 9,482
Other comprehensive income		
Net change in pension reserve:		
Change in pension reserve during the year	(1,648)	558
Tax related to change in pension reserve	346	(117)
Unrealized losses on investment securities available for sale:		
Unrealized losses arising during the year	(24,650)	(2,340)
Tax related to unrealized losses	5,177	490
Reclassification of net realized (gains) losses during the year	10	(265)
Tax related to net realized gains (losses)	(2)	56
Total other comprehensive loss	(20,767)	(1,618)
Total comprehensive income (loss)	$ (10,486)	$ 7,864

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2022 and 2021

(dollars in thousands except share amounts)

| | Common Stock | | | | Accumulated Other | |
	Shares	Amount	Surplus	Retained Earnings	Comprehensive Loss	Total
Balance, December 31, 2020	6,045,775	$ -	$ 39,740	$ 45,887	$ (521)	$ 85,106
Net income	-	-	-	9,482	-	9,482
Other comprehensive loss	-	-	-	-	(1,618)	(1,618)
Dividends paid ($0.27 per share)	-	-	-	(1,624)	-	(1,624)
Restricted stock Issued	14,500	-	-	-	-	-
Stock awards Issued	8,700	-	-	-	-	-
Share-based compensation	-	-	155	-	-	155
Common stock repurchased	(462,759)	-	(6,307)	-	-	(6,307)
Balance, December 31, 2021	5,606,216	$ -	$ 33,588	$ 53,745	$ (2,139)	$ 85,194
Net income	-	-	-	10,281	-	10,281
Other comprehensive loss	-	-	-	-	(20,767)	(20,767)
Dividends paid ($0.32 per share)	-	-	-	(1,797)	-	(1,797)
Restricted stock Issued	14,500	-	-	-	-	-
Stock awards Issued	8,700	-	-	-	-	-
Share-based compensation	-	-	179	-	-	179
Common stock repurchased	(12,000)	-	(154)	-	-	(154)
Balance, December 31, 2022	5,617,416	$ -	$ 33,613	$ 62,229	$ (22,906)	$ 72,936

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2022 and 2021

(dollars in thousands)	2022	2021
Cash flows from operating activities		
Net income	$ 10,281	$ 9,482
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation	1,690	1,492
Amortization of core deposit intangible	478	595
Accretion of loan discount and deposit premium, net	(415)	(1,048)
Provision for loan loss	606	723
Deferred income taxes	899	327
Net realized losses (gains) on securities	10	(265)
Accretion of discount on securities, net of		
amortization of premiums	236	360
Deferred compensation	166	16
Share-based compensation	179	155
Adjustment of carrying value of other real estate owned	72	-
Losses on sale of properties and equipment	6	8
Life insurance income	(217)	-
Changes in assets and liabilities:		
Cash value of life insurance	(513)	(446)
Accrued interest receivable	(616)	(8)
Other assets	(2,123)	(1,424)
Accrued interest payable	22	(51)
Other liabilities	(131)	(363)
Net cash provided by operating activities	10,630	9,553
Cash flows from investing activities		
Activity in available for sale securities:		
Purchases	(45,181)	(117,526)
Sales	2,507	8,619
Maturities/calls/paydowns	12,352	9,999
Redemption of restricted equity securities	21	445
Net increase in loans	(71,010)	(18,443)
Purchases of life insurance contracts	(3,500)	-
Proceeds from life insurance contracts	496	-
Purchases of property and equipment	(3,795)	(5,825)
Proceeds from sale of property and equipment	895	60
Net cash used in investing activities	(107,215)	(122,671)
Cash flows from financing activities		
Net increase in deposits	22,151	142,806
Repayment of FHLB advances	(5,000)	(5,000)
Advance on short-term line of credit	150	3,200
Payment on short-term line of credit	(3,350)	-
Common stock repurchased	(154)	(6,307)
Dividends paid	(1,797)	(1,624)
Net cash provided by financing activities	12,000	133,075
Net (decrease) increase in cash and cash equivalents	(84,585)	19,957
Cash and cash equivalents, beginning	115,646	95,689
Cash and cash equivalents, ending	$ 31,061	$ 115,646

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2022 and 2021

(dollars in thousands)	2022	2021
Supplemental disclosure of cash flow information		
Interest paid	$ 1,908	$ 2,480
Taxes paid	$ 1,218	$ 2,273
Supplemental disclosure of noncash investing activities		
Effect on equity of change in net unrealized loss on available for sale securities	$ (19,465)	$ (2,059)
Effect on equity of change in funded pension liability	$ (1,302)	$ 441
Transfer of bank property to other real estate owned	$ 307	$ -
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 327	$ 11

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Skyline Bankshares, Inc. (formerly Parkway Acquisition Corp.) (the "Company"), is a bank holding company headquartered in Floyd, Virginia. The Company offers a wide range of retail and commercial banking services through its wholly-owned bank subsidiary, Skyline National Bank (the "Bank"). On January 1, 2023, the Company changed its name from Parkway Acquisition Corp. to Skyline Bankshares, Inc. to align its brand across the entire organization.

The Company was incorporated as a Virginia corporation on November 2, 2015. The Company was formed as a business combination shell company for the purpose of completing a business combination transaction between Grayson Bankshares, Inc. ("Grayson") and Cardinal Bankshares Corporation ("Cardinal"). On November 6, 2015, Grayson, Cardinal and the Company entered into an agreement pursuant to which Grayson and Cardinal merged with and into the Company, with the Company as the surviving corporation (the "Cardinal merger"). The merger agreement established exchange ratios under which each share of Grayson common stock was converted to the right to receive 1.76 shares of common stock of the Company, while each share of Cardinal common stock was converted to the right to receive 1.30 shares of common stock of the Company. The exchange ratios resulted in Grayson shareholders receiving approximately 60% of the newly issued shares of the Company and Cardinal shareholders receiving approximately 40% of the newly issued shares of the Company. The Cardinal merger was completed on July 1, 2016. Grayson was considered the acquiror and Cardinal was considered the acquiree in the transaction for accounting purposes. Upon completion of the Cardinal merger, the Bank of Floyd, a wholly-owned subsidiary of Cardinal, was merged with and into the Bank (formerly Grayson National Bank), a wholly-owned subsidiary of Grayson. Effective March 13, 2017, the Bank changed its name to Skyline National Bank.

On March 1, 2018, the Company entered into a definitive agreement pursuant to which the Company acquired Great State Bank ("Great State"), based in Wilkesboro, North Carolina. The agreement provided for the merger of Great State with and into the Bank, with the Bank as the surviving bank (the "Great State merger"). The transaction closed and the merger became effective on July 1, 2018. Each share of Great State common stock was converted into the right to receive 1.21 shares of the Company's common stock. The Company issued 1,191,899 shares and recognized $15.5 million in surplus in the Great State merger. The Company was considered the acquiror and Great State was considered the acquiree in the transaction for accounting purposes.

The Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Pulaski, Montgomery and Roanoke, and the North Carolina counties of Alleghany, Ashe, Burke, Caldwell, Catawba, Cleveland, Davie, Watauga, Wilkes, and Yadkin, and the surrounding areas, through twenty-five full-service banking offices. As a Federal Deposit Insurance Corporation ("FDIC") insured national banking association, the Bank is subject to regulation by the Comptroller of the Currency and the FDIC. The Company is regulated by the Board of Governors of the Federal Reserve System.

Critical Accounting Policies

Management believes the policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets and other-than-temporary impairment of investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Business Combinations

Generally, acquisitions are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations. A business combination occurs when the Company acquires net assets that constitute a business, or acquires equity interests in one or more other entities that are businesses and obtains control over those entities. Business combinations are effected through the transfer of consideration consisting of cash and/or common stock and are accounted for using the acquisition method. Accordingly, the assets and liabilities of the acquired entity are recorded at their respective fair values as of the closing date of the acquisition. Determining the fair value of assets and liabilities, especially the loan portfolio, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as information relative to closing date fair values becomes available. The results of operations of an acquired entity are included in our consolidated results from the closing date of the merger, and prior periods are not restated. No allowance for loan losses related to the acquired loans is recorded on the acquisition date because the fair value of the loans acquired incorporates assumptions regarding future credit losses. The fair value estimates associated with the acquired loans include estimates related to expected prepayments and the amount and timing of expected principal, interest and other cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

The Company seeks strategies that minimize the tax effect of implementing their business strategies. As such, judgments are made regarding the ultimate consequence of long-term tax planning strategies, including the likelihood of future recognition of deferred tax benefits. The Company's tax returns are subject to examination by both Federal and State authorities. Such examinations may result in the assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

Accounting for pension benefits, costs and related liabilities are developed using actuarial valuations. These valuations include key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension costs may occur in the future due to changes in these assumptions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and amounts due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold.

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. The Company does not currently hold any securities classified as held to maturity.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of mortgage-backed, U.S. government agencies, corporate, and state and municipal securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of accumulated other comprehensive income. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. The amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method over the period to maturity for discounts and the earlier of call date or maturity for premiums.

Declines in the fair value of individual held to maturity and available for sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination costs are capitalized and recognized as an adjustment to yield over the life of the related loan.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Payments received are first applied to principal, and any remaining funds are then applied to interest. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

Purchased Performing Loans – The Company accounts for performing loans acquired in business combinations using the contractual cash flows method of recognizing discount accretion based on the acquired loans' contractual cash flows. Purchased performing loans are recorded at fair value, including a credit discount. The fair value discount is accreted as an adjustment to yield over the estimated lives of the loans. There is no allowance for loan losses established at the acquisition date for purchased performing loans. A provision for loan losses is recorded for any further deterioration in these loans subsequent to the acquisition.

Purchased Credit-Impaired ("PCI") Loans – Loans purchased with evidence of credit deterioration since origination, and for which it is probable that all contractually required payments will not be collected, are considered credit impaired. Evidence of credit quality deterioration as of the purchase date may include statistics such as internal risk grade and past due and nonaccrual status. Purchased impaired loans generally meet the Company's definition for nonaccrual status. PCI loans are initially measured at fair value, which reflects estimated future credit losses expected to be incurred over the life of the loan. Accordingly, the associated allowance for credit losses related to these loans is not carried over at the acquisition date. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan when there is a reasonable expectation about the amount and timing of such cash flows. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable difference, and is available to absorb credit losses on those loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent significant increases in cash flows result in a reversal of the provision for loan losses to the extent of prior charges, or a reclassification of the nonaccretable difference with a positive impact on future interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance, or portion thereof, is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component is calculated on an individual basis for larger-balance, non-homogeneous loans, which are considered impaired. A specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. The specific component of the allowance for smaller- balance loans whose terms have been modified in a troubled debt restructuring ("TDR") is calculated on a pooled basis considering historical experience adjusted for qualitative factors. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for all loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Troubled Debt Restructurings

Under GAAP, the Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings" or "troubled debt restructured loans." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Bank for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Bank would not otherwise consider. Debt restructuring or loan modifications for a borrower do not necessarily always constitute a troubled debt restructuring, however, and troubled debt restructurings do not necessarily result in non-accrual loans.

Operating, Accounting and Reporting Considerations related to COVID-19

The COVID-19 pandemic has negatively impacted the global economy, including our market area. In response to this crisis, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was passed by Congress and signed into law on March 27, 2020. The CARES Act provided an estimated $2.2 trillion to fight the COVID-19 pandemic and stimulate the economy by supporting individuals and businesses through loans, grants, tax changes, and other types of relief. Some of the provisions applicable to the Company include, but are not limited to:

Accounting for Loan Modifications – Section 4013 of the CARES Act provides that a financial institution may elect to suspend (1) the requirements under GAAP for certain loan modifications that would otherwise be categorized as a TDR and (2) any determination that such loan modifications would be considered a TDR, including the related impairment for accounting purposes. See Note 5 Allowance for Loan Losses and Impaired Loans for more information.

Paycheck Protection Program - The CARES Act established the Small Business Administration Paycheck Protection Program ("SBA-PPP"), an expansion of the Small Business Administration's ("SBA") 7(a) loan program and the Economic Injury Disaster Loan Program, administered directly by the SBA. On December 27, 2020 the Consolidated Appropriations Act ("CAA"), 2021 was signed into law. The CAA provided several amendments to the SBA-PPP, including additional funding for first and second draws of SBA-PPP loans up to May 31, 2021. The Company is a participant in the SBA-PPP. See Note 4 Loans Receivable for more information.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Operating, Accounting and Reporting Considerations related to COVID-19, continued

Also, in response to the COVID-19 pandemic, the Board of Governors of the Federal Reserve System ("FRB"), the FDIC, the National Credit Union Administration, the Office of the Comptroller of the Currency ("OCC"), and the Consumer Financial Protection Bureau, in consultation with the state financial regulators (collectively, the "agencies") issued a joint interagency statement (issued March 22, 2020; revised statement issued April 7, 2020). Some of the provisions applicable to the Company include, but are not limited to:

Accounting for Loan Modifications - Loan modifications that do not meet the conditions of the CARES Act may still qualify as a modification that does not need to be accounted for as a TDR. The agencies confirmed with FASB staff that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief are not TDRs. This includes short-term modifications such as payment deferrals, fee waivers, extensions of repayment terms, or insignificant delays in payment. See Note 5 Allowance for Loan Losses and Impaired Loans for more information.

Past Due Reporting - With regard to loans not otherwise reportable as past due, financial institutions are not expected to designate loans with deferrals granted due to COVID-19 as past due because of the deferrals. A loan's payment date is governed by the due date stipulated in the legal agreement. If a financial institution agrees to a payment deferral, these loans would not be considered past due during the period of the deferral.

Nonaccrual Status and Charge-offs - During short-term COVID-19 modifications, these loans generally should not be reported as nonaccrual or as classified.

The Company offered short-term loan modifications to assist borrowers during the COVID-19 pandemic. These modifications generally involved principal and/or interest payment deferrals for up to six months. These modifications generally meet the criteria of both Section 4013 of the CARES Act and the joint interagency statement, and therefore, the Company did not account for such loan modifications as TDRs. As the COVID-19 pandemic persisted in negatively impacting the economy, the Company offered additional loan modifications to borrowers struggling as a result of COVID-19. Similar to the initial modifications granted, the additional round of loan modifications were granted specifically under Section 4013 of the CARES Act and generally involved principal and/or interest payment deferrals for up to an additional six months for commercial and consumer loans, and principal-only deferrals for up to an additional 12 months for selected commercial loans. On August 3, 2020, the Federal Financial Institutions Examination Council ("FFIEC") on behalf of its members issued a joint statement on additional loan accommodations related to COVID-19. The joint statement clarified that for loan modifications in which Section 4013 is being applied, subsequent modifications could also be eligible under Section 4013. To be eligible, each loan modification had to be (1) related to the COVID-19 event; (2) executed on a loan that was not more than 30 days past due as of December 31, 2019; and (3) executed between March 1, 2020, and the earlier of (A) 60 days after the date of termination of the National Emergency or (B) December 31, 2020. The December 31, 2020 deadline was subsequently extended to January 1, 2022 by the CAA. Substantially all of the Company's additional round of loan modifications granted under Section 4013 of the CARES Act are in compliance with the aforementioned FFIEC requirements. Accordingly, the Company did not account for such loan modifications as TDRs.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Small Business Administration Paycheck Protection Program

The SBA-PPP is one of the centerpieces of the CARES Act. Overseen by the U.S. Treasury Department, the SBA-PPP offered cash-flow assistance to nonprofit and small business employers through guaranteed loans for expenses incurred between February 15, 2020, and August 8, 2020. Borrowers are eligible for forgiveness of principal and accrued interest on SBA-PPP loans to the extent that the proceeds are used to cover eligible payroll costs, interest costs, rent, and utility costs over a period between eight and 24-weeks after the loan is made as long as the borrower retains its employees and their compensation levels. The CARES Act authorized the SBA to temporarily guarantee these loans.

As a qualified SBA lender, we were automatically authorized to originate SBA-PPP loans and began taking applications on April 3, 2020. An eligible business could apply for a SBA-PPP loan up to the lesser of: (1) 2.5 times its average monthly "payroll costs;" or (2) $10.0 million. SBA-PPP loans have: (a) an interest rate of 1.0%, (b) a two-year or five-year term to maturity; and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA will guarantee 100% of the SBA-PPP loans made to eligible borrowers. The entire principal amount of the borrower's SBA-PPP loan, including any accrued interest, is eligible to be reduced by the loan forgiveness amount under the SBA-PPP, subject to certain eligibility requirements and conditions.

Due to the unique nature of these provisions, SBA-PPP loans have been disclosed as a separate loan class. Origination fees received by the SBA are capitalized into the carrying amount of the loans. The deferred fee income, net of origination costs, is recognized over the life of the loan as an adjustment to yield using the straight-line method.

The allowance for loan losses for SBA-PPP loans originated during 2021 and 2020 were separately evaluated given the explicit government guarantee. This analysis, which incorporated historical experience with similar SBA guarantees and underwriting, concluded the likelihood of loss was remote and therefore these loans were assigned a zero expected credit loss in the allowance for loan losses.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Other Real Estate Owned

Other real estate owned represents properties acquired through, or in lieu of, loan foreclosure and former branch sites that have been closed and for which there are no intentions to re-open or otherwise use the location. These properties are to be sold and are initially recorded at fair value less anticipated cost to sell, establishing a new cost basis. After acquisition, valuations are periodically performed by management and the other real estate owned is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses on the consolidated statements of income.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Share-Based Compensation

The Parkway Acquisition Corp. 2020 Equity Incentive Plan (the "Plan") was adopted by the Board of Directors of the Company on March 17, 2020 and approved by the Company's shareholders on August 18, 2020. The Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, and stock awards to key employees and non-employee directors of the Company or its subsidiaries.

As of December 31, 2022, only restricted stock awards have been issued to key employees and stock awards have been issued to non-employee directors. The fair value of the stock awards or restricted stock is determined based on the closing price of the Company's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards. See additional discussion of share-based compensation in Note 15 to the consolidated financial statements.

Pension Plan

Prior to the Cardinal merger, both Grayson National Bank ("Grayson") and Bank of Floyd ("Floyd") had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank's employees. The benefits in each plan are primarily based on years of service and earnings. Both Grayson and Floyd plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the Cardinal merger. Grayson's plan is a single-employer plan, the funded status of which is measured as the difference between the fair value of plan assets and the projected benefit obligation. Floyd's plan is a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquire, over the fair value of the nets assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently in events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected November 1 as the date to perform the annual impairment test. The annual impairment test was performed for November 1, 2022, with no impairment found on the goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of core deposit intangibles that represent the value of long-term deposit relationships acquired in a business combination. Core deposit intangibles are amortized over the estimated useful lives of the deposit accounts acquired. The core deposit intangible as a result of the Cardinal merger, is amortized over an estimated useful life of twenty years on an accelerated basis. For the core deposit intangible as a result of the Great State merger, we used an estimated useful life of seven years on an accelerated basis for the amortization.

Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain current and former employees and directors. The Company records these policies in the consolidated balance sheets at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Revenue Recognition

Service Charges on Deposit Accounts - Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, wire transfer fees and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. Wire transfer fees, overdraft and nonsufficient funds fees, and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Fees for these services for the years ended December 31, 2022 and 2021 amounted to $1.9 million and $1.5 million, respectively.

Mortgage Origination Fees – Mortgage origination fees consist of commissions received on mortgage loans closed in the secondary market. The Company acts as an intermediary between the Company's customer and companies that specialize in mortgage lending in the secondary market. The Company's performance obligation is generally satisfied when the mortgage loan is closed and funded and the Company receives its commission at that time. Fees for these services for the years ended December 31, 2022 and 2021 amounted to $399 thousand and $1.1 million, respectively.

Other Service Charges and Fees - Other service charges include safety deposit box rental fees, check ordering charges, and other service charges. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Check ordering charges are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. In addition, the following items are also included in other service charges and fees on the consolidated statements of income:

- ATM, Credit and Debit Card Fees - ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Credit and debit card fees are primarily comprised of interchange fee income and merchant services income. Interchange fees are earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa or Mastercard. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. The Company's performance obligation for ATM fees, interchange fee income, and merchant services income are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Fees for these services for the years ended December 31, 2022 and 2021 amounted to $2.8 million and $2.3 million, respectively.

- Insurance and Investment - Insurance income primarily consists of commissions received on insurance product sales. The Company acts as an intermediary between the Company's customer and the insurance carrier. The Company's performance obligation is generally satisfied upon the issuance of the insurance policy. Shortly after the insurance policy is issued, the carrier remits the commission payment to the Company, and the Company recognizes the revenue. Investment income consists of recurring revenue streams such as commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined. For the years ended December 31, 2022 and 2021 the Company received $56 thousand and $60 thousand, respectively in income from these services.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Leases

We have performed an evaluation of our leasing contracts and activities. We have developed our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. There was not a material change to the timing of expense recognition. See additional discussion of leases in Note 8 to the consolidated financial statements.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2022 and 2021 amounted to $657 thousand and $702 thousand, respectively.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends. For the years ended December 31, 2022 and 2021, there were no dilutive instruments.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan which are also recognized as separate components of equity. The accumulated balances related to each component of other comprehensive income (loss), net of tax, are as follows:

(dollars in thousands)	Unrealized Gains And Losses On Available for Sale Securities	Defined Benefit Pension Items	Total
Balance, December 31, 2020	$ 582	$ (1,103)	$ (521)
Other comprehensive income (loss) before Reclassifications	(1,850)	441	(1,409)
Amounts reclassified from accumulated other comprehensive loss	(209)	-	(209)
Balance, December 31, 2021	$ (1,477)	$ (662)	$ (2,139)
Balance, December 31, 2021	$ (1,477)	$ (662)	$ (2,139)
Other comprehensive loss before Reclassifications	(19,473)	(1,302)	(20,775)
Amounts reclassified from accumulated other comprehensive loss	8	-	8
Balance, December 31, 2022	$ (20,942)	$ (1,964)	$ (22,906)

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 12. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

The following accounting standards may affect the future financial reporting by the Company:

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* to change the accounting for credit losses to a current expected credit losses ("CECL") model and modify the impairment model for certain debt securities. The CECL model will estimate lifetime "expected credit losses" and record an allowance that, when deducted from the amortized cost basis of the financial assets, presents the net amount expected to be collected on the financial assets. The CECL framework is expected to result in earlier recognition of credit losses and is expected to be significantly influenced by the composition, characteristics and quality of the Company's loan portfolio, as well as the prevailing economic conditions and forecasts. The Company will initially apply the impact of the new guidance through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, which, for the Company, is January 1, 2023. Future adjustments to credit loss expectations will be recorded through the income statement as charges or credits to earnings. The Company has substantially completed its CECL model and continues to make enhancements to its estimate of expected credit losses as of January 1, 2023 based on internal analysis and consultations with third-party vendors. At this time the company expects its allowance for loan losses will decrease to $6.1 million upon adoption compared to its allowance for loan losses of $6.3 million at December 31, 2022. In addition, the Company expects to recognize a liability for unfunded commitments of approximately $286 thousand upon adoption. The impact of the initial adoption will be reflected in the Company's financial statements included in its quarterly report on Form 10-Q for the period ending March 31, 2023.

In January 2017, the FASB amended the Goodwill and Other Topic of the Accounting Standards Codification ("ASC") to simplify the accounting for goodwill impairment for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendment removes Step 2 of the goodwill impairment test. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The effective date and transition requirements for the technical corrections will be effective for the Company for reporting periods beginning after December 15, 2022. Early adoption is permitted for interim and annual goodwill impairment tests performed on testing dates after January 1, 2017.

In May 2019, the FASB issued guidance to provide entities with an option to irrevocably elect the fair value option, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The amendments will be effective for the Company for reporting periods beginning after December 15, 2022. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In November 2019, the FASB issued guidance that addresses issues raised by stakeholders during the implementation of ASU 2016-13. The amendments affect a variety of Topics in the ASC. For entities that have not yet adopted the amendments in ASU 2016-13, the amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal. Early adoption is permitted in any interim period as long as an entity has adopted the amendments in ASU 2016-13. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In November 2019, the FASB issued guidance to defer the effective dates for private companies, not-for-profit organizations, and certain smaller reporting companies applying standards on CECL. Since the Company is a smaller reporting company, the new effect date for CECL will be fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.

In March 2020, the FASB issued guidance to provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The amendments are effective as of March 12, 2020 through December 31, 2022. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements, continued

In August 2021, the FASB issued amendments to update SEC paragraphs in the ASC to reflect the issuance of SEC Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses, and No. 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants. The amendments are effective upon issuance. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In March 2022, the FASB issued ASU No. 2022-02, *Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures.* ASU 2022-02 addresses areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced the CECL model. The amendments eliminate the accounting guidance for troubled debt restructurings by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. The amendments in this ASU should be applied prospectively, except for the transition method related to the recognition and measurement of TDRs, an entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. For entities that have adopted ASU 2016-13, ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted ASU 2016-13, the effective dates for ASU 2022-02 are the same as the effective dates in ASU 2016-13. Early adoption is permitted if an entity has adopted ASU 2016-13. An entity may elect to early adopt the amendments about TDRs and related disclosure enhancements separately from the amendments related to vintage disclosures. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In June 2022, the FASB issued amendments to clarify the guidance on the fair value measurement of an equity security that is subject to a contractual sale restriction and require specific disclosures related to such an equity security. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect these amendments to have a material effect on its consolidated financial statements.

In December 2022, the FASB issued amendments to extend the period of time preparers can use the reference rate reform relief guidance under ASC Topic 848 from December 31, 2022, to December 31, 2024, to address the fact that all London Interbank Offered Rate ("LIBOR") tenors were not discontinued as of December 31, 2021, and some tenors will be published until June 2023. The amendments are effective immediately for all entities and applied prospectively. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Note 2. Restrictions on Cash

The Bank is required to maintain vault cash on hand or on deposit with the Federal Reserve Bank based on the amount of certain customer deposits, mainly checking accounts. The Board of Governors of the Federal Reserve lowered the reserve requirement ratios on transaction accounts to zero percent effective March 26, 2020, therefore, there were no required reserve balances as of December 31, 2022 and December 31, 2021.

Notes to Consolidated Financial Statements

Note 3. Investment Securities

Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31 follow:

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
2022				
Available for sale:				
U.S. Treasury securities	$ 4,980	$ -	$ (146)	$ 4,834
U.S. Government agencies	25,025	-	(4,179)	20,846
Mortgage-backed securities	78,755	-	(11,485)	67,270
Corporate securities	1,500	-	-	1,500
State and municipal securities	51,400	16	(10,715)	40,701
	$ 161,660	$ 16	$ (26,525)	$ 135,151
2021				
Available for sale:				
U.S. Government agencies	$ 20,333	$ 7	$ (191)	$ 20,149
Mortgage-backed securities	64,437	208	(1,334)	63,311
Corporate securities	1,500	-	-	1,500
State and municipal securities	45,314	189	(748)	44,755
	$ 131,584	$ 404	$ (2,273)	$ 129,715

Restricted equity securities totaled $2.0 million at December 31, 2022 and 2021, respectively. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), CBB Financial Corp., Pacific Coast Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires Banks to purchase stock as a condition for membership in the Federal Reserve System. The Bank's stock in CBB Financial Corp. and Pacific Coast Bankers Bank is restricted only in the fact that the stock may only be repurchased by the respective banks.

The following tables details unrealized losses and related fair values in the Company's available for sale investment securities portfolios. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2022 and 2021.

(dollars in thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
2022						
Available for sale:						
U.S. Treasury securities	$ 4,834	$ (146)	$ -	$ -	$ 4,834	$ (146)
U.S. Government agencies	8,563	(1,227)	12,282	(2,952)	20,845	(4,179)
Mortgage-backed securities	27,796	(2,756)	39,467	(8,729)	67,263	(11,485)
State and municipal securities	15,234	(2,633)	24,492	(8,082)	39,726	(10,715)
Total securities available for sale	$ 56,427	$ (6,762)	$ 76,241	$ (19,763)	$ 132,668	$ (26,525)
2021						
Available for sale:						
U.S. Government agencies	$ 15,091	$ (191)	$ -	$ -	$ 15,091	$ (191)
Mortgage-backed securities	51,990	(1,334)	-	-	51,990	(1,334)
State and municipal securities	28,305	(589)	3,560	(159)	31,865	(748)
Total securities available for sale	$ 95,386	$ (2,114)	$ 3,560	$ (159)	$ 98,946	$ (2,273)

24

Notes to Consolidated Financial Statements

Note 3. Investment Securities, continued

At December 31, 2022, 82 investment securities with unrealized losses had depreciated 16.66 percent from their total amortized cost basis. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, and the financial condition and near-term prospects of the issuer. The relative significance of these and other factors will vary on a case-by-case basis. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, the results of reviews of the issuer's financial condition and the issuer's anticipated ability to pay the contractual cash flows of the investments. Since the Company intends to hold all of its investment securities until maturity, and it is more likely than not that the Company will not have to sell any of its investment securities before unrealized losses have been recovered, and the Company expects to recover the entire amount of the amortized cost basis of all its securities, none of the securities are deemed other than temporarily impaired at December 31, 2022. Management continues to monitor all of these securities with a high degree of scrutiny. There can be no assurance that the Company will not conclude in future periods that conditions existing at that time indicate some or all of these securities are other than temporarily impaired, which could require a charge to earnings in such periods.

Proceeds from the sales of investment securities available for sale were $2.5 million and $8.6 million for the years ended December 31, 2022 and 2021, respectively. Proceeds from called securities totaled $1.7 million and $500 thousand for the years ended December 31, 2022 and 2021, respectively. Gains and losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method. Gross realized gains and losses for the years ended December 31 are as follows:

(dollars in thousands)	2022	2021
Realized gains	$ -	$ 265
Realized losses	(10)	-
	$ (10)	$ 265

There were no securities transferred between the available for sale and held to maturity portfolios or other sales of held to maturity securities during the periods presented. In the future management may elect to classify securities as held to maturity based upon such considerations as the nature of the security, the Bank's ability to hold the security until maturity, and general economic conditions.

The scheduled maturities of securities available for sale at December 31, 2022, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 78	$ 78
Due after one year through five years	13,659	13,114
Due after five years through ten years	74,141	62,775
Due after ten years	73,782	59,184
	$ 161,660	$ 135,151

Maturities of mortgage-backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Investment securities with amortized cost of approximately $33.7 million and $32.0 million at December 31, 2022 and 2021, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Notes to Consolidated Financial Statements

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2022 and December 31, 2021 are as follows:

(dollars in thousands)	2022	2021
Construction & development	$ 49,728	$ 44,252
Farmland	23,688	25,026
Residential	358,526	298,413
Commercial mortgage	263,664	230,071
Commercial & agricultural	39,434	38,442
SBA-PPP	71	24,528
Consumer & other	19,761	22,800
Total loans, net of deferred fees and costs	754,872	683,532
Allowance for loan losses	(6,248)	(5,677)
Loans, net of allowance for loan losses	$ 748,624	$ 677,855

Included in total loans above are deferred loan fees of $1.1 million and $2.7 million at December 31, 2022 and December 31, 2021, respectively. Deferred loan costs were $4.1 million and $3.3 million, at December 31, 2022 and December 31, 2021, respectively. Income from net deferred fees and costs is recognized over the lives of the respective loans as a yield adjustment. If loans repay prior to schedule maturities and unamortized fee or cost is recognized at that time.

As of December 31, 2022 and 2021, substantially all of the Bank's residential 1-4 family loans were pledged as collateral toward borrowings with the Federal Home Loan Bank.

Small Business Administration Paycheck Protection Program

Gross SBA-PPP loans totaling $79 thousand with net deferred fees of $8 thousand remained on the balance sheet as of December 31, 2022. Gross SBA-PPP loans totaling $26.3 million with net deferred fees of $1.8 million remained on the balance sheet at December 31, 2021. These fees, net of direct costs relating to the origination of these loans, have been deferred and are being amortized over the life of the loans. Loan forgiveness payments will be treated as prepayments and recognized as they occur. A summary of our SBA-PPP loans as of December 31, 2022 and December 31, 2021 by SBA tier is as follows:

(dollars in thousands)

	December 31, 2022			
SBA Tier	# of SBA Approved	Mix	Balance Less Unearned Fees	Mix
$2 million to $10 million	-	-%	$ -	-%
Over $350,000 to less than $2 million	-	-%	-	-%
Up to $350,000	7	100.00%	71	100.00%
Total	7	100.00%	$ 71	100.00%

(dollars in thousands)

	December 31, 2021			
SBA Tier	# of SBA Approved	Mix	Balance Less Unearned Fees	Mix
$2 million to $10 million	1	0.12%	$ 1,950	7.95%
Over $350,000 to less than $2 million	11	1.36%	5,018	20.46%
Up to $350,000	797	98.52%	17,560	71.59%
Total	809	100.00%	$ 24,528	100.00%

Notes to Consolidated Financial Statements

Note 4. Loans Receivable, continued

Small Business Administration Paycheck Protection Program, continued

A summary of our SBA-PPP loans as of December 31, 2022 and December 31, 2021 by industry is as follows:

(dollars in thousands)

	December 31, 2022			
Industry	**# of SBA Approved**	**Mix**	**Balance Less Unearned Fees**	**Mix**
Manufacturing	-	-%	$ -	-%
Retail Trade	1	14.29%	20	28.17%
Construction	1	14.29%	4	5.63%
Health Care & Social Assistance	1	14.29%	4	5.63%
Accommodation & Retail Services	1	14.29%	27	38.03%
Educational Services	-	-%	-	-%
General & Other	3	42.84%	16	22.54%
Total	7	100.00%	$ 71	100.00%

(dollars in thousands)

	December 31, 2021			
Industry	**# of SBA Approved**	**Mix**	**Balance Less Unearned Fees**	**Mix**
Manufacturing	26	3.21%	$ 2,067	8.43%
Retail Trade	61	7.54%	1,124	4.58%
Construction	127	15.70%	2,855	11.64%
Health Care & Social Assistance	18	2.23%	1,300	5.30%
Accommodation & Retail Services	58	7.17%	4,235	17.27%
Educational Services	4	0.49%	2,424	9.88%
General & Other	515	63.66%	10,523	42.90%
Total	809	100.00%	$ 24,528	100.00%

Note 5. Allowance for Loan Losses and Impaired Loans

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be sufficient to provide for estimated loan losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's comprehensive analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the amount and composition of the loan portfolio, delinquency levels, actual loss experience, current economic conditions, and detailed analysis of individual loans for which the full collectability may not be assured. The detailed analysis includes methods to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific and general components. The specific component is calculated on an individual basis for larger-balance, non-homogeneous loans, which are considered impaired. A specific allowance is established when the discounted cash flows, collateral value (less disposal costs), or observable market price of the impaired loan is lower than its carrying value. The specific component of the allowance for smaller-balance loans whose terms have been modified in a TDR is calculated on a pooled basis considering historical experience adjusted for qualitative factors. These smaller-balance TDRs were collectively evaluated for impairment. The general component covers the remaining loan portfolio, and is based on historical loss experience adjusted for qualitative factors. The appropriateness of the allowance for loan losses on loans is estimated based upon these factors and trends identified by management at the time financial statements are prepared.

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

A provision for loan losses is charged against operations and is added to the allowance for loan losses based on quarterly comprehensive analyses of the loan portfolio. The allowance for loan losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of the loan portfolio. While management has allocated the allowance for loan losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.

As noted in Note 1, the Company determined that SBA-PPP loans have zero expected credit losses and as such are excluded from the disclosures included in the following table. The following table presents activity in the allowance by loan category and information on the loans evaluated individually for impairment and collectively evaluated for impairment as of December 31, 2022 and December 31, 2021:

Allowance for Loan Losses and Recorded Investment in Loans

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
December 31, 2022							
Allowance for loan losses:							
Beginning Balance	$ 484	$ 315	$ 2,521	$ 1,908	$ 321	$ 128	$ 5,677
Charge-offs	-	-	-	-	(14)	(114)	(128)
Recoveries	3	-	12	8	30	40	93
Provision	39	(56)	287	281	(25)	80	606
Ending Balance	$ 526	$ 259	$ 2,820	$ 2,197	$ 312	$ 134	$ 6,248
Ending balance: individually evaluated for impairment	$ 4	$ -	$ -	$ -	$ -	$ -	$ 4
Ending balance: collectively evaluated for impairment	$ 522	$ 259	$ 2,820	$ 2,197	$ 312	$ 134	$ 6,244
Loans outstanding:							
Ending Balance	$ 49,728	$ 23,688	$ 358,526	$ 263,664	$ 39,434	$ 19,761	$ 754,801
Ending balance: individually evaluated for impairment	$ 313	$ -	$ -	$ 382	$ -	$ -	$ 695
Ending balance: collectively evaluated for impairment	$ 49,415	$ 23,688	$ 358,410	$ 263,194	$ 39,434	$ 19,761	$ 753,902
Ending balance: purchased credit impaired loans	$ -	$ -	$ 116	$ 88	$ -	$ -	$ 204
December 31, 2021							
Allowance for loan losses:							
Beginning Balance	$ 499	$ 406	$ 2,167	$ 1,421	$ 293	$ 114	$ 4,900
Charge-offs	-	-	-	-	(8)	(102)	(110)
Recoveries	5	-	2	61	53	43	164
Provision	(20)	(91)	352	426	(17)	73	723
Ending Balance	$ 484	$ 315	$ 2,521	$ 1,908	$ 321	$ 128	$ 5,677
Ending balance: individually evaluated for impairment	$ -	$ 8	$ -	$ -	$ -	$ -	$ 8
Ending balance: collectively evaluated for impairment	$ 484	$ 307	$ 2,521	$ 1,908	$ 321	$ 128	$ 5,669
Loans outstanding:							
Ending Balance	$ 44,252	$ 25,026	$ 298,413	$ 230,071	$ 38,442	$ 22,800	$ 659,004
Ending balance: individually evaluated for impairment	$ 712	$ 283	$ -	$ -	$ -	$ -	$ 995
Ending balance: collectively evaluated for impairment	$ 43,540	$ 24,743	$ 298,279	$ 229,970	$ 38,396	$ 22,800	$ 657,728
Ending balance: purchased credit impaired loans	$ -	$ -	$ 134	$ 101	$ 46	$ -	$ 281

As of December 31, 2022 and December 31, 2021, the Bank had no unallocated reserves included in the allowance for loan losses.

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality of the Bank's loan portfolio. The Bank's loan ratings coincide with the "Substandard," "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in assets classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible, and of such little value that its continuance on the books is not warranted. Assets that do not currently expose the insured financial institutions to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated "Special Mention." Management also maintains a listing of loans designated "Watch". These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk. As of December 31, 2022 and December 31, 2021, respectively, the Bank had no loans graded "Doubtful" or "Loss" included in the balance of total loans outstanding.

The following table lists the loan grades utilized by the Bank and the corresponding total of outstanding loans in each category as of December 31, 2022 and December 31, 2021:

Credit Risk Profile by Internally Assigned Grades

(dollars in thousands)	Loan Grades				
	Pass	Watch	Special Mention	Substandard	Total
December 31, 2022					
Real Estate Secured:					
Construction & development	$ 49,384	$ -	$ -	$ 344	$ 49,728
Farmland	21,156	814	468	1,250	23,688
Residential	356,327	947	499	753	358,526
Commercial mortgage	259,529	2,130	153	1,852	263,664
Non-Real Estate Secured:					
Commercial & agricultural	39,339	13	-	82	39,434
SBA-PPP	71	-	-	-	71
Consumer & other	19,761	-	-	-	19,761
Total	$ 745,567	$ 3,904	$ 1,120	$ 4,281	$ 754,872
December 31, 2021					
Real Estate Secured:					
Construction & development	$ 43,423	$ -	$ -	$ 829	$ 44,252
Farmland	21,430	831	480	2,285	25,026
Residential	296,160	356	582	1,315	298,413
Commercial mortgage	220,061	5,036	3,607	1,367	230,071
Non-Real Estate Secured:					
Commercial & agricultural	38,254	20	-	168	38,442
SBA-PPP	24,528	-	-	-	24,528
Consumer & other	22,800	-	-	-	22,800
Total	$ 666,656	$ 6,243	$ 4,669	$ 5,964	$ 683,532

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Allowance for Loan Losses, continued

Loans may be placed in nonaccrual status when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Payments received are first applied to principal, and any remaining funds are then applied to interest. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof.

The following table presents an age analysis of nonaccrual and past due loans by category as of December 31, 2022 and December 31, 2021:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Still Accruing	Nonaccrual Loans
December 31, 2022								
Real Estate Secured:								
Construction & development	$ -	$ 30	$ 313	$ 343	$ 49,385	$ 49,728	$ -	$ 344
Farmland	4	-	-	4	23,684	23,688	-	94
Residential	94	315	240	649	357,877	358,526	-	565
Commercial mortgage	44	86	46	176	263,488	263,664	-	622
Non-Real Estate Secured:								
Commercial & agricultural	-	-	9	9	39,425	39,434	-	9
SBA-PPP	-	-	-	-	71	71	-	-
Consumer & other	5	-	-	5	19,756	19,761	-	-
Total	$ 147	$ 431	$ 608	$ 1,186	$ 753,686	$ 754,872	$ -	$ 1,634
December 31, 2021								
Real Estate Secured:								
Construction & development	$ -	$ -	$ 426	$ 426	$ 43,826	$ 44,252	$ -	$ 426
Farmland	-	-	117	117	24,909	25,026	-	117
Residential	246	163	285	694	297,719	298,413	-	596
Commercial mortgage	-	-	46	46	230,025	230,071	-	121
Non-Real Estate Secured:								
Commercial & agricultural	58	-	46	104	38,338	38,442	-	60
SBA-PPP	-	-	-	-	24,528	24,528	-	-
Consumer & other	11	-	-	11	22,789	22,800	-	-
Total	$ 315	$ 163	$ 920	$ 1,398	$ 682,134	$ 683,532	$ -	$ 1,320

Impaired Loans

A loan is considered impaired when it is probable that the Bank will be unable to collect all contractual principal and interest payments due in accordance with the original or modified terms of the loan agreement. Smaller balance homogenous loans may be collectively evaluated for impairment. Non-homogenous impaired loans are either measured based on the estimated fair value of the collateral less estimated cost to sell if the loan is considered collateral dependent, or measured based on the present value of expected future cash flows if not collateral dependent. The valuation of real estate collateral is subjective in nature and may be adjusted in future periods because of changes in economic conditions. Management considers third-party appraisals, as well as independent fair market value assessments in determining the estimated fair value of particular properties. In addition, as certain of these third-party appraisals and independent fair market value assessments are only updated periodically, changes in the values of specific properties may have occurred subsequent to the most recent appraisals. Accordingly, the amounts of any such potential changes and any related adjustments are generally recorded at the time such information is received. When the measurement of the impaired loan is less than the recorded investment in the loan, impairment is recognized by creating or adjusting an allocation of the allowance for loan losses and uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all cash receipts on impaired loans are applied to reduce the principal balance.

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Impaired Loans, continued

As of December 31, 2022 and December 31, 2021, the recorded investment in impaired loans totaled $3.0 million and $3.6 million, respectively.   The total amount of collateral-dependent impaired loans at December 31, 2022 and December 31, 2021, respectively, was $695 thousand and $995 thousand. As of December 31, 2022 and December 31, 2021, $584 thousand and $713 thousand, respectively, of the recorded investment in impaired loans did not have a related allowance. The Bank had $3.0 million and $3.2 million in troubled debt restructured loans included in impaired loans at December 31, 2022 and December 31, 2021, respectively.

The categories of non-accrual loans and impaired loans overlap, although they are not coextensive. The Bank considers all circumstances regarding the loan and borrower on an individual basis when determining whether an impaired loan should be placed on non-accrual status, such as the financial strength of the borrower, the estimated collateral value, reasons for the delay, payment record, the amount past due and the number of days past due.

Management collectively evaluates performing TDRs with a loan balance of $250,000 or less for impairment. As of December 31, 2022 and December 31, 2021, respectively, $2.3 million and $2.6 million of TDRs included in the following table were evaluated collectively for impairment and were deemed to have $115 thousand and $142 thousand of related allowance.

The following table is a summary of information related to impaired loans as of December 31, 2022 and December 31, 2021:

Impaired Loans

(dollars in thousands)	Recorded Investment[1]	Unpaid Principal Balance	Related Allowance
December 31, 2022			
With no related allowance recorded:			
Construction & development	$ 203	$ 203	$ -
Farmland	-	-	-
Residential	-	-	-
Commercial mortgage	381	395	-
Commercial & agricultural	-	-	-
Consumer & other	-	-	-
Subtotal	584	598	-
With an allowance recorded:			
Construction & development	119	119	4
Farmland	355	371	15
Residential	1,885	2,043	96
Commercial mortgage	66	66	3
Commercial & agricultural	24	24	1
Consumer & other	-	-	-
Subtotal	2,449	2,623	119
Totals:			
Construction & development	322	322	4
Farmland	355	371	15
Residential	1,885	2,043	96
Commercial mortgage	447	461	3
Commercial & agricultural	24	24	1
Consumer & other	-	-	-
Total	$ 3,033	$ 3,221	$ 119

[1]   Recorded investment is the loan balance, net of any charge-offs

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Impaired Loans, continued

(dollars in thousands)	Recorded Investment[1]	Unpaid Principal Balance	Related Allowance
December 31, 2021			
With no related allowance recorded:			
Construction & development	$ 713 $	712 $	-
Farmland	-	-	-
Residential	-	-	-
Commercial mortgage	-	-	-
Commercial & agricultural	-	-	-
Consumer & other	-	-	-
Subtotal	713	712	-
With an allowance recorded:			
Construction & development	136	136	8
Farmland	394	410	9
Residential	2,248	2,425	127
Commercial mortgage	70	70	4
Commercial & agricultural	32	32	2
Consumer & other	-	-	-
Subtotal	2,880	3,073	150
Totals:			
Construction & development	849	848	8
Farmland	394	410	9
Residential	2,248	2,425	127
Commercial mortgage	70	70	4
Commercial & agricultural	32	32	2
Consumer & other	-	-	-
Total	$ 3,593 $	3,785 $	150

[1] Recorded investment is the loan balance, net of any charge-offs

The following table shows the average recorded investment and interest income recognized for impaired loans for the years ended December 31, 2022 and 2021:

	December 31,			
	2022		**2021**	
(dollars in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Construction & development	$ 645 $	55 $	807 $	22
Farmland	372	23	2,137	895
Residential	2,124	133	2,577	191
Commercial mortgage	464	21	46	6
Commercial & agricultural	28	2	40	2
Consumer & other	-	-	-	-
Total	$ 3,633 $	234 $	5,607 $	1,116

Notes to Consolidated Financial Statements

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Troubled Debt Restructuring

A troubled debt restructured loan is a loan for which the Bank, for reasons related to the borrower's financial difficulties, grants a concession to the borrower that the Bank would not otherwise consider.

The loan terms which have been modified or restructured due to a borrower's financial difficulty, include but are not limited to: a reduction in the stated interest rate; an extension of the maturity at an interest rate below current market; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extensions, deferrals and renewals.

The following table sets forth information with respect to the Bank's troubled debt restructurings as of December 31, 2022 and December 31, 2021:

(dollars in thousands)	TDRs identified during the period			TDRs identified in the last twelve months that subsequently defaulted[1]		
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
December 31, 2022						
Construction & development	-	$ -	$ -	-	$ -	$ -
Farmland	-	-	-	-	-	-
Residential	2	79	79	-	-	-
Commercial mortgage	1	403	381	-	-	-
Commercial & agricultural	-	-	-	-	-	-
Consumer & other	-	-	-	-	-	-
Total	3	$ 482	$ 460	-	$ -	$ -

During the twelve months ended December 31, 2022, three loans were modified that were considered to be TDRs. One residential loan had term concessions granted and additional funds advanced for insurance. The other residential loan had the principal and interest payments modified, interest rate lowered, and maturity date extended. The commercial mortgage loan had the principal and interest payments modified; however, the maturity date remained the same. No TDRs identified in the last twelve months subsequently defaulted in the year ended December 31, 2022.

[1] Loans past due 30 days or more are considered to be in default.

(dollars in thousands)	TDRs identified during the period			TDRs identified in the last twelve months that subsequently defaulted[1]		
	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment	Number of contracts	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
December 31, 2021						
Construction & development	-	$ -	$ -	-	$ -	$ -
Farmland	-	-	-	-	-	-
Residential	-	-	-	-	-	-
Commercial mortgage	1	73	70	-	-	-
Commercial & agricultural	-	-	-	-	-	-
Consumer & other	-	-	-	-	-	-
Total	1	$ 73	$ 70	-	$ -	$ -

During the twelve months ended December 31, 2021, one loan was modified that was considered to be a TDR. Term concessions were granted on the loan and the loan had additional funds advanced for insurance. No TDRs identified in the last twelve months subsequently defaulted in the year ended December 31, 2021.

[1] Loans past due 30 days or more are considered to be in default.

Note 5. Allowance for Loan Losses and Impaired Loans, continued

Modifications in response to COVID-19

The Company offered short-term loan modifications to assist borrowers during the COVID-19 pandemic. These modifications generally involved principal and/or interest payment deferrals for up to six months. As the COVID-19 pandemic persisted in negatively impacting the economy, the Company offered additional loan modifications to borrowers struggling as a result of COVID-19. Similar to the initial modifications granted, the additional round of loan modifications generally involved principal and/or interest payment deferrals for up to an additional six months for commercial and consumer loans, and principal-only deferrals for up to an additional 12 months for selected commercial loans. The Company generally accrued and recognized interest income during the forbearance period. The Company offered several repayment options such as immediate repayment, repayment over a designated time period or as a balloon payment at maturity, or by extending the loan term. These modifications generally did not involve forgiveness or interest rate reductions. The CARES Act, along with a joint agency statement issued by banking agencies, provided that modifications made in response to COVID-19 to borrowers who qualified were not required to be accounted for as a TDR. Accordingly, the Company did not account for such qualifying as TDRs. The relief offered under the CARES Act ended on December 31, 2021. See Note 1 Organization and Summary of Significant Accounting Policies for more information.

The Bank began receiving requests for loan deferments on March 23, 2020 and through December 31, 2021, the Bank approved approximately 250 requests for loan payment deferment of approximately $66.5 million in loans, all of which have resumed payment. There were no loans with deferments remaining as of December 31, 2022 or December 31, 2021.

Purchased Credit Impaired Loans

During 2018, the Company acquired loans as a result of the Great State merger, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans at December 31, 2022 and December 31, 2021 are as follows:

(dollars in thousands)	2022		2021	
Residential	$	116	$	134
Commercial mortgage		88		101
Commercial & agricultural		-		46
Outstanding balance	$	204	$	281
Carrying amount	$	204	$	281

There was no accretable yield on purchased credit impaired loans for the periods presented.

There were no purchased credit impaired loans acquired during the year ended December 31, 2022 and during the year ended December 31, 2021. Income is not recognized on purchased credit impaired loans if the Company cannot reasonably estimate cash flows expected to be collected.

Notes to Consolidated Financial Statements

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2022 and 2021, are as follows:

(dollars in thousands)	2022	2021
Land	$ 8,429	$ 9,178
Buildings and improvements	25,835	24,170
Furniture and equipment	13,221	11,619
	47,485	44,967
Less accumulated depreciation	(15,732)	(14,111)
	$ 31,753	$ 30,856

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to $1.7 million and $1.5 million, respectively.

Note 7. Goodwill and Intangible Assets

An analysis of goodwill during the years ended December 31, 2022 and 2021 is as follows:

(dollars in thousands)	2022	2021
Beginning of year	$ 3,257	$ 3,257
Impairment	-	-
End of the period	$ 3,257	$ 3,257

Intangible Assets

The following table presents the activity for the Company's core deposit intangible assets, which are the only identifiable intangible assets subject to amortization. Core deposit intangibles at December 31, 2022 and 2021 are as follows:

(dollars in thousands)	2022	2021
Balance at beginning of year, net	$ 1,764	$ 2,359
Amortization expense	(478)	(595)
Net book value	$ 1,286	$ 1,764

The following table presents the estimated amortization expense of the core deposit intangible over the remaining useful life:

(dollars in thousands)	
For the year ended December 31, 2023	$ 369
For the year ended December 31, 2024	262
For the year ended December 31, 2025	154
For the year ended December 31, 2026	97
For the year ended December 31, 2027	81
Thereafter	323
Total	$ 1,286

Notes to Consolidated Financial Statements

Note 8. Leases

The Company's leases are recorded under ASC Topic 842, "*Leases*". We have performed an evaluation of our leasing contracts and activities. We have developed our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments.

Contracts are evaluated to determine whether they are or contain a lease in accordance with Topic 842. The Company has elected the practical expedient provided by Topic 842 not to allocate consideration in a contract between lease and non-lease components. The Company also elected, as provided by the standard, not to recognize right-of-use assets and lease liabilities for short-term leases, defined by the standard as leases with terms of 12 months or less. The Company renewed an operating lease during 2021 and renewed an operating lease during 2022 and recognized right-of-use assets and lease liabilities on each renewal.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. For our incremental borrowing rate, we used the Federal Home Loan Bank rate available at the time of lease inception. The right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor. The contracts in which the Company is lessee are with parties external to the Company and not related parties. The Company's lease right-of-use assets are included in other assets and the lease liabilities are included in other liabilities. The following tables present information about leases:

(dollars in thousands)	2022	2021
Lease liabilities	$ 739	$ 553
Right-of-use assets	$ 739	$ 553
Weighted average remaining lease term (years)	5.59	6.70
Weighted average discount rate	2.75%	2.45%

(dollars in thousands)	2022	2021
Lease Expense		
Operating lease expense	$ 158	$ 153
Short-term lease expense	8	29
Total lease expense	$ 166	$ 182
Cash paid for amounts included in lease liabilities	$ 158	$ 153

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liabilities:

(dollars in thousands)	
Twelve months ending December 31, 2023	$ 153
Twelve months ending December 31, 2024	139
Twelve months ending December 31, 2025	143
Twelve months ending December 31, 2026	143
Twelve months ending December 31, 2027	107
Thereafter	114
Total undiscounted cash flows	$ 799
Less discount	(60)
Lease liabilities	$ 739

Notes to Consolidated Financial Statements

Note 9. Deposits

The following table presents the composition of deposits at December 31, 2022 and December 31, 2021:

(dollars in thousands)	2022	2021
Interest-bearing deposits:		
Interest-bearing demand deposit accounts	$ 144,540	$ 119,320
Money market	87,012	103,217
Savings	194,723	187,248
Time deposits	183,542	190,334
Total interest-bearing deposits	609,817	600,119
Noninterest-bearing deposits	310,510	298,107
Total deposits	$ 920,327	$ 898,226

The aggregate amount of time deposits in denominations of more than $250 thousand at December 31, 2022 and 2021 was $49.5 million, and $41.3 million, respectively. At December 31, 2022, the scheduled maturities of all time deposits are as follows:

(dollars in thousands)

2023	$ 120,614
2024	21,892
2025	18,556
2026	13,951
2027	8,529
After Five Years	-
Total	$ 183,542

Note 10. Short-Term Borrowings

At December 31, 2022 the Company had no borrowings outstanding classified as short-term.

On December 21, 2021, the Company entered into a $5.0 million unsecured revolving line of credit, with a maturity date of December 21, 2022. Interest on the line of credit is variable and is set at prime plus 1.00%. At December 31, 2021, $3.2 million was outstanding under this revolving line of credit at a rate of 4.25 percent and was classified as short-term debt. During 2022, $150 thousand was advanced on the line of credit and in December 2022, the $3.35 million outstanding on the line of credit was repaid, and the line of credit was not renewed.

At December 31, 2022, the Bank had established unsecured lines of credit of approximately $73.0 million with correspondent banks to provide additional liquidity if, and as needed. In addition, the Bank has the ability to borrow up to approximately $255.9 million from the Federal Home Loan Bank ("FHLB"), subject to the pledging of collateral.

Note 11. Long-Term Borrowings

At December 31, 2022, the Bank had no borrowings outstanding classified as long-term and at December 31, 2021, the Bank's long-term borrowings consisted of a $5.0 million advance from FHLB. During 2022, the Bank prepaid the $5.0 million advance and incurred a prepayment penalty of $8 thousand. During 2021, the Bank prepaid $5.0 million of the $10.0 million advance outstanding at December 31, 2020 and incurred a prepayment penalty of $44 thousand.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments

FASB ASC 825, "Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value of future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of December 31, 2022 and December 31, 2021. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as Federal Home Loan Bank and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of the fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

For loans, the carrying amount is net of unearned income and the allowance for loan losses. In accordance with the prospective adoption of ASU No. 2016-01, the fair value of loans as of December 31, 2022 and 2021 was measured using an exit price notion.

| | | | Fair Value Measurements | | |
(dollars in thousands)	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2022					
Financial Instruments – Assets					
Net Loans	$ 748,624	$ 702,549	$ -	$ -	$ 702,549
Financial Instruments – Liabilities					
Time Deposits	183,542	181,525	-	181,525	-
December 31, 2021					
Financial Instruments – Assets					
Net Loans	$ 677,855	$ 671,826	$ -	$ -	$ 671,826
Financial Instruments – Liabilities					
Time Deposits	190,334	191,464	-	191,464	-
FHLB Advances	5,000	4,951	-	4,951	-

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans or foreclosed assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments, continued

Fair Value Hierarchy

Under FASB ASC 820, "Fair Value Measurements and Disclosures", the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

> Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

> Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

> Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. If a loan is identified as individually impaired, management measures impairment in accordance with applicable accounting guidance. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2022, a small percentage of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with accounting standards, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price the Company records the impaired loan as nonrecurring Level 2. When the fair value is based on either an external or internal appraisal and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. Management engages third-party intermediaries to determine the fair market value of these derivative instruments and classifies these instruments as Level 2. Examples of Level 2 derivatives are interest rate swaps, caps and floors. No derivative instruments were held during the years ended December 31, 2022 or 2021.

Notes to Consolidated Financial Statements

Note 12. Financial Instruments, continued

Other Real Estate Owned

Other real estate owned is adjusted to fair value upon transfer of the loans, or former bank premises, to other real estate owned. Subsequently, other reals estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price the Company records the other real estate owned as nonrecurring Level 2. When the fair value of the collateral is based on either an external or internal appraisal and there is no observable market price, the Company records the other real estate owned as nonrecurring Level 3. There was a former bank premise valued at $235 thousand in other real estate owned at December 31, 2022 and there was no other real estate owned held as of December 31, 2021.

Assets Recorded at Fair Value on a Recurring Basis

(dollars in thousands)		Total		Level 1		Level 2		Level 3
December 31, 2022								
Investment securities available for sale								
U.S. Treasury securities	$	4,834	$	-	$	4,834	$	-
U.S. Government agencies		20,846		-		20,846		-
Mortgage-backed securities		67,270		-		67,270		-
Corporate securities		1,500		-		1,500		-
State and municipal securities		40,701		-		40,701		-
Total assets at fair value	$	135,151	$	-	$	135,151	$	-
December 31, 2021								
Investment securities available for sale								
U.S. Government agencies	$	20,149	$	-	$	20,149	$	-
Mortgage-backed securities		63,311		-		63,311		-
Corporate securities		1,500		-		1,500		-
State and municipal securities		44,755		-		44,755		-
Total assets at fair value	$	129,715	$	-	$	129,715	$	-

No liabilities were recorded at fair value on a recurring basis as of December 31, 2022 or 2021. There were no significant transfers between levels during the years ended December 31, 2022 or 2021.

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets and liabilities that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. No liabilities were recorded at fair value on a nonrecurring basis at December 31, 2022 or 2021. Assets measured at fair value on a nonrecurring basis are included in the table below.

(dollars in thousands)		Total		Level 1		Level 2		Level 3
December 31, 2022								
Impaired loans	$	173	$	-	$	-	$	173
Other real estate owned		235		-		-		235
Total assets at fair value	$	408	$	-	$	-	$	408
December 31, 2021								
Impaired loans	$	189	$	-	$	-	$	189
Other real estate owned		-		-		-		-
Total assets at fair value	$	189	$	-	$	-	$	189

Notes to Consolidated Financial Statements

Note 12. Financial Instruments, continued

Assets Recorded at Fair Value on a Nonrecurring Basis, continued

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2022 and 2021, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at December 31, 2022	Fair Value at December 31, 2021	Valuation Technique	Significant Unobservable Inputs	General Range of Significant Unobservable Input Values
Impaired Loans	$ 173	$ 189	Appraised Value/Discounted Cash Flows/Market Value of Note	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0 – 10%
Other Real Estate Owned	$ 235	$ -	Appraised Value/Comparable Sales/Other Estimates from Independent Sources	Discounts to reflect current market conditions and estimated costs to sell	0 – 10%

Note 13. Employee Benefit Plans

Prior to the merger, both Grayson and Floyd had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank's employees. The benefits in each plan are primarily based on years of service and earnings. Both Grayson and Floyd plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the merger. A summary of each plan follows:

Grayson Plan

The following is a summary of the plan's funded status as of December 31:

(dollars in thousands)	2022	2021
Change in benefit obligation		
Benefit obligation at beginning of year	$ 5,830	$ 6,083
Interest cost	147	143
Actuarial gain	(1,327)	(212)
Benefits paid	(1,499)	(158)
Settlement (gain) loss	36	(26)
Benefit obligation at end of year	3,187	5,830
Change in plan assets		
Fair value of plan assets at beginning of year	11,081	10,291
Actual return on plan assets	(2,414)	948
Benefits paid	(1,499)	(158)
Fair value of plan assets at end of year	7,168	11,081
Funded status at the end of the year	$ 3,981	$ 5,251

Note 13. Employee Benefit Plans, continued

Grayson Plan, continued

(dollars in thousands)		2022		2021
Amounts recognized in the Balance Sheet				
Prepaid benefit cost	$	6,467	$	6,089
Unrecognized net actuarial loss		(2,486)		(838)
Amount recognized in other assets	$	3,981	$	5,251
Amounts recognized in accumulated comprehensive loss				
Unrecognized net actuarial loss	$	(2,486)	$	(838)
Deferred taxes		522		176
Amount recognized in accumulated comprehensive loss, net	$	(1,964)	$	(662)
Prepaid benefit detail				
Benefit obligation	$	(3,187)	$	(5,830)
Fair value of assets		7,168		11,081
Unrecognized net actuarial loss		2,486		838
Prepaid benefit cost	$	6,467	$	6,089
Components of net periodic pension cost				
Interest cost	$	147	$	143
Expected return on plan assets		(741)		(694)
Recognized net loss due to settlement		216		32
Recognized net actuarial loss		-		35
Net periodic benefit expense	$	(378)	$	(484)
Additional disclosure information				
Accumulated benefit obligation	$	3,187	$	5,830
Vested benefit obligation	$	3,187	$	5,830
Discount rate used for net periodic pension cost		2.75%		2.50%
Discount rate used for disclosure		5.00%		2.75%
Expected return on plan assets		7.00%		7.00%
Rate of compensation increase		N/A		N/A
Average remaining service (years)		9		9

Using the same fair value hierarchy described in Note 12, the fair values of the Company's pension plan assets, by asset category, are as follows:

(dollars in thousands)		Total		Level 1		Level 2		Level 3
December 31, 2022								
Mutual funds – equities	$	3,727	$	3,727	$	-	$	-
Mutual funds – fixed income		3,441		3,441		-		-
Total assets at fair value	$	7,168	$	7,168	$	-	$	-
December 31, 2021								
Mutual funds – equities	$	5,762	$	5,762	$	-	$	-
Mutual funds – fixed income		5,319		5,319		-		-
Total assets at fair value	$	11,081	$	11,081	$	-	$	-

Notes to Consolidated Financial Statements

Note 13. Employee Benefit Plans, continued

Grayson Plan, continued

Estimated Future Benefit Payments

(dollars in thousands)	Pension Benefits
2023	$ 693
2024	334
2025	58
2026	281
2027	299
2028 – 2032	1,043
	$ 2,708

Funding Policy

It has been Bank practice to contribute the maximum tax-deductible amount each year as determined by the plan administrator. As a result of prior year contributions exceeding the minimum requirements, a Prefunding Balance existed as of December 31, 2022 and there is no required contribution for 2023. Based on this we do not anticipate making a contribution to the plan in 2023.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at December 31, 2022 and 2021, by asset category are as follows:

	2022	2021
Mutual funds – fixed income	48%	48%
Mutual funds – equity	52%	52%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50 percent fixed income and 50 percent equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

Notes to Consolidated Financial Statements

Note 13. Employee Benefit Plans, continued

Grayson Plan, continued

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Floyd Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions ("The Pentegra DB Plan"), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan.

The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (C) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

Funded Status (market value of plan assets divided by funding target) as of July 1,

Source	2022 Valuation Report	2021 Valuation Report
Bank of Floyd Plan	105.50%	117.03%

Employer Contributions

Plan expenses paid by the Company totaled approximately $39 thousand and $70 thousand for the years ended December 31, 2022 and 2021, respectively.

VBA Defined Contribution Plan for Skyline National Bank

The Bank has established a qualified defined contribution plan that covers all eligible employees of the Bank who have completed at least three months of service. The Bank makes a safe harbor matching contribution of 100% of the first 3% of compensation and 50% on the next 2% of compensation, up to a maximum of 5%. Additional amounts may be contributed at the discretion of the Bank. Participants are immediately vested in their contributions and the Bank's safe harbor matching and discretionary contributions. The Bank expensed $379 thousand and $378 thousand related to the defined contribution plan for the years ended December 31, 2022 and 2021, respectively.

Notes to Consolidated Financial Statements

Note 14. Deferred Compensation and Supplemental Executive Retirement Plans

Deferred compensation plans have been adopted for certain executive officers and members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $4,268 to $26,791 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. The liability accrued for compensation deferred under the plan amounts to $103 thousand and $134 thousand at December 31, 2022 and 2021, respectively. Expense charged against income and included in salary and benefits expense was $9 thousand and $12 thousand in 2022 and 2021, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8 percent, consistent with prior years.

Supplemental executive retirement plans for certain executive officers were adopted in 2017 and 2022. The plans provide for annual payments ranging from $12,857 to $88,000, payable in monthly installments, and continuing for the life of the executive. Reduced benefits apply in cases of early retirement. The liability accrued for this obligation was $640 thousand and $399 thousand at December 31, 2022 and 2021, respectively. Expense charged against income and included in salary and benefits expense was $241 thousand and $92 thousand in 2022 and 2021, respectively, for these supplemental executive retirement plans.

Prior to the Cardinal merger, the Bank of Floyd had adopted supplemental executive plans to provide benefits for two former members of management. Aggregate annual payments of $69 thousand are payable for 20 years, beginning subsequent to the executive's last day of employment. The liability is calculated by discounting the anticipated future cash flows at 4.00%. The liability accrued for this obligation was $601 thousand and $645 thousand at December 31, 2022 and 2021, respectively. Charges to income amounted to approximately $25 thousand and $26 thousand for 2022 and 2021, respectively. These plans are unfunded; however, life insurance has been acquired in amounts sufficient to discharge the obligations of the agreements.

Notes to Consolidated Financial Statements

Note 15. Share-Based Compensation

The Company's 2020 Equity Incentive Plan (the "Plan") was adopted by the Board of Directors of the Company on March 17, 2020 and approved by the Company's shareholders on August 18, 2020 (the "Effective Date"). The Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, and stock awards to key employees and non-employee directors of the Company or its subsidiaries.

The purpose of the Plan is to promote the success of the Company and its subsidiaries by providing incentives to key employees and non-employee directors that will promote the identification of their personal interests with the long-term financial success of the Company and with growth in shareholder value, consistent with the Company's risk management practices. The Plan is designed to provide flexibility to the Company, including its subsidiaries, in its ability to attract, retain the services of, and motivate key employees and non-employee directors upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

The Plan was effective on the Effective Date, and no Award may be granted under the plan after March 16, 2030. Awards outstanding on such date shall remain valid in accordance with their terms. The Board of Directors shall have the right to terminate the Plan at any time pursuant to the terms of the Plan. The Compensation Committee of the Board of Directors has been appointed to administer the Plan.   The maximum aggregate number of shares that may be issued pursuant to awards made under the Plan shall not exceed 300,000 shares of common stock. As of December 31, 2022, 46,400 shares have been issued under the Equity Plan, leaving 253,600 shares available for future grants.

On February 18, 2022, 14,500 restricted stock awards were issued at a price of $13.00 per share. These awards vest 20% on December 15, 2022, 20% on December 15, 2023, 20% on December 15, 2024, 20% on December 15, 2025, and 20% on December 15, 2026. For the years ended December 31, 2022 and 2021, $80 thousand and $41 thousand, respectively, was recognized as compensation expense related to share-based compensation for restricted stock awards.

As of December 31, 2022, the unrecognized compensation expense related to unvested restricted stock awards was $231 thousand. The unrecognized compensation expense is expected to be recognized over a weighted average period of 3.25 years. The following table presents the activity for restricted stock:

	Number of Shares	Weighted Average Grant Date Fair Value	Grant Date Fair Value of Restricted Stock that Vested During The Year (in thousands)
Unvested as of December 31, 2020	-	$ -	
Granted	14,500	11.30	
Vested	(3,625)	11.30	$ 42
Forfeited	-	-	
Unvested as of December 31, 2021	10,875	$ 11.30	
Granted	14,500	13.00	
Vested	(6,525)	12.13	$ 80
Forfeited	-	-	
Unvested as of December 31, 2022	18,850	$ 12.38	

On December 31, 2022, 8,700 stock awards were issued at a price of $11.35 per share to non-employee directors, which immediately vested. For the year ended December 31, 2022, $99 thousand was recognized as compensation expense related to share-based compensation for these stock awards. On December 31, 2021, 8,700 stock awards were issued at a price of $13.00 per share to non-employee directors, which immediately vested. For the year ended December 31, 2021, $113 thousand was recognized as compensation expense related to share-based compensation for these stock awards.

Notes to Consolidated Financial Statements

Note 16. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

(dollars in thousands)	2022	2021
Current	$ 1,620	$ 2,096
Deferred	899	327
	$ 2,519	$ 2,423

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

(dollars in thousands)	2022	2021
Tax at statutory federal rate	$ 2,688	$ 2,500
Tax exempt interest income	(88)	(52)
Tax exempt insurance income	(153)	(93)
State income tax, net of federal benefit	72	59
Other	-	9
	$ 2,519	$ 2,423

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2022 and 2021 are summarized as follows:

(dollars in thousands)	2022	2021
Deferred tax assets		
Allowance for loan losses	$ 1,347	$ 1,221
Acquired loan credit mark	145	223
Deferred compensation	302	291
Investment impairment charge recorded directly to stockholders' equity as a component of other comprehensive income	43	48
Minimum pension liability	522	176
Net operating loss carryforward	1,333	1,444
Nonaccrual interest income	324	352
Net unrealized losses on securities available for sale	5,567	392
Other	11	28
	$ 9,594	$ 4,175
Deferred tax liabilities		
Deferred loan origination costs	642	121
Core deposit intangible	277	379
Accrued pension costs	1,395	1,310
Depreciation	1,452	1,239
Other real estate owned	51	-
Accretion of discount on investment securities, net	33	4
	$ 3,850	$ 3,053
Net deferred tax asset	$ 5,744	$ 1,122

Note 16. Income Taxes, continued

In March of 2020, the CARES Act was enacted and made significant changes to federal tax laws, including certain changes that were retroactive to the December 31, 2019 tax year. Changes in tax laws are accounted for in the period of enactment and the retroactive effects were recognized in these financial statements. There were no material income tax consequences of this enacted legislation on the reporting period of these financial statements.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with applicable regulations. Tax returns for the years subsequent to 2019 remain subject to examination by both federal and state tax authorities.

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of assets and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations. There is no valuation allowance for deferred tax assets as of December 31, 2022 and 2021. The net operating loss of approximately $6.3 million, if not utilized will begin to expire in 2031. It is management's belief that realization of the deferred tax asset is more likely than not.

Note 17. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2022 and 2021 loan transactions with related parties were as follows:

(dollars in thousands)	2022	2021
Balance, beginning	$ 9,140	$ 12,427
New loans	4,368	4,351
Repayments	(3,479)	(7,607)
Change in relationship	-	(31)
Balance, ending	$ 10,029	$ 9,140

The Company has accepted deposits during the ordinary course of business from certain directors and executive officers of the Company and from their affiliates and associates. The total amount of these deposits outstanding was $15.9 million, and $22.3 million at December 31, 2022 and 2021, respectively.

Notes to Consolidated Financial Statements

Note 18. Commitments and Contingencies

Litigation

In the normal course of business, the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2022 and 2021 is as follows:

(dollars in thousands)	2022	2021
Commitments to extend credit	$ 163,250	$ 140,526
Standby letters of credit	833	1,161
	$ 164,083	$ 141,687

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Notes to Consolidated Financial Statements

Note 19. Regulatory Restrictions

Dividends

The Company's dividend payments are generally made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10 percent of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20 percent more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10 percent more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $9.7 million at December 31, 2022. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2022.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required the Bank to comply with the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets; (iii) a total capital ratio of 8% of risk-weighted assets; and (iv) a leverage ratio of 4% of total assets. As fully phased in on January 1, 2019, the rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

Under Basel III Capital requirements, a capital conservation buffer of 0.625% became effective beginning on January 1, 2016. The capital conservation buffer was gradually increased through January 1, 2019 to 2.50%. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banks are now required to maintain levels that meet the required minimum plus the capital conservation buffer in order to make distributions, such as dividends, or discretionary bonus payments. The Banks's capital conservation buffer is 4.42% as of December 31, 2022.

Note 19. Regulatory Restrictions, continued

Capital Requirements, continued

The rules also revised the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels begin to show signs of weakness. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following capital level requirements in order to qualify as "well capitalized:" a common equity Tier 1 capital ratio of 6.5%; a Tier 1 capital ratio of 8%; a total capital ratio of 10%; and a Tier 1 leverage ratio of 5%.

The Company meets eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board's Small Bank Holding Company Policy Statement, and is not obligated to report consolidated regulatory capital. The Bank's actual capital amounts and ratios are presented in the following table as of December 31, 2022 and 2021. These ratios comply with Federal Reserve rules to align with the Basel III Capital requirements effective January 1, 2015.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
Total Capital						
(to risk weighted assets)	$ 97,172	12.42%	$ 62,592	8.00%	$ 78,240	10.00%
Tier 1 Capital						
(to risk weighted assets)	$ 90,878	11.62%	$ 46,944	6.00%	$ 62,592	8.00%
Common Equity Tier 1						
(to risk weighted assets)	$ 90,878	11.62%	$ 35,208	4.50%	$ 50,856	6.50%
Tier 1 Capital						
(to average total assets)	$ 90,878	8.79%	$ 41,342	4.00%	$ 51,677	5.00%
December 31, 2021						
Total Capital						
(to risk weighted assets)	$ 90,617	12.23%	$ 59,256	8.00%	$ 74,071	10.00%
Tier 1 Capital						
(to risk weighted assets)	$ 84,900	11.46%	$ 44,442	6.00%	$ 59,256	8.00%
Common Equity Tier 1						
(to risk weighted assets)	$ 84,900	11.46%	$ 33,332	4.50%	$ 48,146	6.50%
Tier 1 Capital						
(to average total assets)	$ 84,900	8.58%	$ 39,598	4.00%	$ 49,497	5.00%

On September 17, 2019 the Federal Deposit Insurance Corporation finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations (i.e., the community bank leverage ratio ("CBLR") framework; as required by the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a Tier 1 leverage ratio of greater than 9.00%, less than $10.0 billion in total consolidated assets, and limited amounts of off-balance sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the prompt corrective action regulations and will not be required to report or calculated risk-based capital.

The CBLR framework was available for banks to use in their December 31, 2022, Call Report. At this time the Company has elected not to opt into the CBLR framework for the Bank, but may opt into the CBLR framework in the future.

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information

Condensed financial information of Skyline Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2022 and 2021

(dollars in thousands)	2022	2021
Assets		
Cash and due from banks	$ 63	$ 26
Investment in affiliate bank	72,559	88,049
Other assets	359	357
Total assets	$ 72,981	$ 88,432
Liabilities		
Borrowings	$ -	$ 3,200
Other liabilities	45	38
Total liabilities	45	3,238
Stockholders' Equity		
Common stock	-	-
Surplus	33,613	33,588
Retained earnings	62,229	53,745
Accumulated other comprehensive loss	(22,906)	(2,139)
Total stockholders' equity	72,936	85,194
Total liabilities and stockholders' equity	$ 72,981	$ 88,432

Statements of Income
For the years ended December 31, 2022 and 2021

(dollars in thousands)	2022	2021
Income		
Dividends from affiliate bank	$ 5,346	$ 7,995
	5,346	7,995
Expenses		
Interest on borrowings	178	3
Share-based compensation	179	155
Management and professional fees	68	60
Other expenses	7	39
	432	257
Income before tax benefit and equity in undistributed income of affiliate	4,914	7,738
Federal income tax benefit	90	55
Income before equity in undistributed income of affiliate	5,004	7,793
Equity in undistributed income of affiliate	5,277	1,689
Net income	$ 10,281	$ 9,482

Notes to Consolidated Financial Statements

Note 20. Parent Company Financial Information, continued

Statements of Cash Flows
For the years ended December 31, 2022 and 2021

(dollars in thousands)	2022	2021
Cash flows from operating activities		
Net income	$ 10,281	$ 9,482
Adjustments to reconcile net income		
to net cash provided by operations:		
Equity in undistributed income of affiliate	(5,277)	(1,689)
Share-based compensation	179	155
Change in other assets	(2)	(32)
Change in other liabilities	7	10
Net cash provided by operating activities	5,188	7,926
Cash flows from investing activities		
Investment in affiliate	-	(3,200)
Net cash used by investing activities	-	(3,200)
Cash flows from financing activities		
Advance on short-term line of credit	150	3,200
Repayment on short-term line of credit	(3,350)	-
Common stock repurchased	(154)	(6,307)
Dividends paid	(1,797)	(1,624)
Net cash used by financing activities	(5,151)	(4,731)
Net increase (decrease) in cash and cash equivalents	37	(5)
Cash and cash equivalents, beginning	26	31
Cash and cash equivalents, ending	$ 63	$ 26

Note 21. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

The Company has disclosed deposit compositions in Note 9. In relation to current economic conditions, management has monitored deposit concentrations through the date the financial statements were issued noting no significant changes to compositions. In addition, there has been no significant deposit deterioration through the date the financial statements were issued.

The Company has disclosed its investment portfolio position in Note 3. There has been no significant deterioration in the investment portfolio through the date the consolidated financial statements were issued.

Management has reviewed the events occurring through the date the consolidated financial statements were issued and no additional subsequent events occurred requiring accrual or disclosure.

Management's Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Skyline Bankshares, Inc's. financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Skyline Bankshares, Inc. (formerly Parkway Acquisition Corp.) (the "Company"), is a bank holding company headquartered in Floyd, Virginia. The Company offers a wide range of retail and commercial banking services through its wholly-owned bank subsidiary, Skyline National Bank (the "Bank"). On January 1, 2023, the Company changed its name from Parkway Acquisition Corp. to Skyline Bankshares, Inc. to align its brand across the entire organization.

The Company was incorporated as a Virginia corporation on November 2, 2015. The Company was formed as a business combination shell company for the purpose of completing a business combination transaction between Grayson Bankshares, Inc. ("Grayson") and Cardinal Bankshares Corporation ("Cardinal"). On November 6, 2015, Grayson, Cardinal and the Company entered into an agreement pursuant to which Grayson and Cardinal merged with and into the Company, with the Company as the surviving corporation (the "Cardinal merger"). The merger agreement established exchange ratios under which each share of Grayson common stock was converted to the right to receive 1.76 shares of common stock of the Company, while each share of Cardinal common stock was converted to the right to receive 1.30 shares of common stock of the Company. The exchange ratios resulted in Grayson shareholders receiving approximately 60% of the newly issued shares of the Company and Cardinal shareholders receiving approximately 40% of the newly issued shares of the Company. The Cardinal merger was completed on July 1, 2016. Grayson was considered the acquiror and Cardinal was considered the acquiree in the transaction for accounting purposes. Upon completion of the Cardinal merger, the Bank of Floyd, a wholly-owned subsidiary of Cardinal, was merged with and into the Bank (formerly Grayson National Bank), a wholly-owned subsidiary of Grayson. Effective March 13, 2017, the Bank changed its name to Skyline National Bank.

On March 1, 2018, the Company entered into a definitive agreement pursuant to which the Company acquired Great State Bank ("Great State"), based in Wilkesboro, North Carolina. The agreement provided for the merger of Great State with and into the Bank, with the Bank as the surviving bank (the "Great State merger"). The transaction closed and the merger became effective on July 1, 2018. Each share of Great State common stock was converted into the right to receive 1.21 shares of the Company's common stock. The Company issued 1,191,899 shares and recognized $15.5 million in surplus in the Great State merger. The Company was considered the acquiror and Great State was considered the acquiree in the transaction for accounting purposes.

The Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Montgomery and Roanoke, and the North Carolina counties of Alleghany, Ashe, Burke, Caldwell, Catawba, Cleveland, Davie, Watauga, Wilkes, and Yadkin, and the surrounding areas, through twenty-five full-service banking offices. As a Federal Deposit Insurance Corporation ("FDIC") insured national banking association, the Bank is subject to regulation by the Comptroller of the Currency and the FDIC. The Company is regulated by the Board of Governors of the Federal Reserve System.

The Company had net earnings of $10.3 million for 2022 compared to $9.5 million for 2021. Our strong financial performance in 2022 can be attributed in part to our team's efforts that resulted in solid growth in the Bank's core loan portfolio of $97.1 million, or 14.84%, during 2022. Earnings for the year ended December 31, 2022 represented a return on average assets of 1.01% and a return on average equity of 13.35%, compared to 1.01% and 10.98%, respectively, for the year ended December 31, 2021. The net interest margin was 3.68% in 2022, compared to 3.74% in 2021. As we look to 2023, competition for deposits has led to increased interest expense in recent months and we expect this trend to continue throughout 2023, and because of this we expect to see some near-term pressure on our net interest margin. The lagging effect of historic interest rate increases and continued inflationary pressures are also likely to dampen the overall economic activity in 2023 and may impact our operating costs.

Management's Discussion and Analysis

Forward Looking Statements

From time to time, the Company and its senior managers have made and will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be contained in this report and in other documents that the Company files with the Securities and Exchange Commission. Such statements may also be made by the Company and its senior managers in oral or written presentations to analysts, investors, the media and others. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Also, forward-looking statements can generally be identified by words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "seek," "expect," "intend," "plan" and similar expressions.

Forward-looking statements provide management's expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. There are a number of factors, many of which are beyond the Company's control that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors, some of which are discussed elsewhere in this report, include:

- any required increase in our regulatory capital ratios;
- inflation, interest rate levels and market and monetary fluctuations;
- the difficult market conditions in our industry;
- trade, monetary and fiscal policies and laws, including interest rate policies of the federal government;
- applicable laws and regulations and legislative or regulatory changes;
- the timely development and acceptance of new products and services of the Company;
- the willingness of customers to substitute competitors' products and services for the Company's products and services;
- the financial condition of the Company's borrowers and lenders;
- the Company's success in gaining regulatory approvals, when required;
- technological and management changes;
- the Company's ability to implement its growth and acquisition strategies;
- the Company's critical accounting policies and the implementation of such policies;
- lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions and branch expansion;
- changes in consumer spending and saving habits;
- deposit flows;
- the strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations;
- the effects of the COVID-19 pandemic, including the Company's credit quality and business operations, as well as its impact on general economic and financial market conditions;
- geopolitical conditions, including acts or threats of terrorism, international hostilities, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad;
- the Company's potential exposure to fraud, negligence, computer theft, and cyber-crime; and,
- the Company's success at managing the risks involved in the foregoing.

Management's Discussion and Analysis

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The notes to the audited consolidated financial statements included in the Annual Report for the year ended December 31, 2022 contain a summary of its significant accounting policies. Management believes the Company's policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets and other-than-temporary impairment of investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: the first of which requires that losses be accrued when they are probable of occurring and estimable, and the second, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: **(i)** the formula allowance, **(ii)** the specific allowance, and **(iii)** the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these techniques is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Management's Discussion and Analysis

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2022			2021		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-earning assets:						
Interest-bearing deposits	$ 55,635	$ 788	1.42%	$ 44,227	$ 88	0.20%
Federal funds sold	8,307	29	0.35%	37,365	44	0.12%
Investment securities	159,196	3,063	1.92%	96,020	1,535	1.60%
Loans [1,2]	717,326	32,687	4.56%	687,587	33,089	4.81%
Total	940,464	36,567		865,199	34,756	
Yield on average interest-earning assets			3.89%			4.02%
Non interest-earning assets:						
Cash and due from banks	18,992			12,634		
Premises and equipment	32,261			28,342		
Interest receivable and other	46,775			39,299		
Allowance for loan losses	(5,985)			(5,296)		
Unrealized gain/(loss) on securities	(17,028)			(569)		
Total	75,015			74,410		
Total assets	$ 1,015,479			$939,609		
Interest-bearing liabilities:						
Demand deposits	$ 242,751	365	0.15%	$197,835	298	0.15%
Savings deposits	195,976	196	0.10%	172,847	198	0.11%
Time deposits	179,839	1,181	0.66%	195,008	1,847	0.95%
Borrowings	4,188	188	4.49%	9,862	86	0.87%
Total	622,754	1,930		575,552	2,429	
Cost on average interest-bearing liabilities			0.31%			0.42%
Non interest-bearing liabilities:						
Demand deposits	311,032			273,393		
Interest payable and other	4,663			4,298		
Total	315,695			277,691		
Total liabilities	938,449			853,243		
Stockholder's equity:	77,030			86,366		
Total liabilities and stockholder's equity	$ 1,015,479			$939,609		
Net interest income		$34,637			$32,327	
Net yield on interest-earning assets			3.68%			3.74%

[1] Includes nonaccural loans

[2] Interest income includes loan fees

Management's Discussion and Analysis

Table 2. Rate/Volume Variance Analysis (dollars in thousands)

| | 2022 Compared to 2021 | | | 2021 Compared to 2020 | | |
| | Interest Income/ Expense Variance | Variance Attributable To[1] | | Interest Income/ Expense Variance | Variance Attributable To[1] | |
		Rate	Volume		Rate	Volume
Interest-earning assets:						
Interest bearing deposits	$ 700	$ 671	$ 29	$ (126)	$ (119)	$ (7)
Federal funds sold	(15)	(25)	10	41	-	41
Investment securities	1,528	361	1,167	778	(147)	925
Loans	(402)	(2,167)	1,765	2,319	(221)	2,540
Total	1,811	(1,160)	2,971	3,012	(487)	3,499
Interest-bearing liabilities:						
Demand deposits	67	(1)	68	(30)	334	(364)
Savings deposits	(2)	37	(39)	(217)	(364)	147
Time deposits	(666)	(531)	(135)	(757)	(791)	34
Borrowings	102	118	(16)	(7)	56	(63)
Total	(499)	(377)	(122)	(1,011)	(765)	(246)
Net interest income	$ 2,310	$ (783)	$ 3,093	$ 4,023	$ 278	$ 3,745

(1)   The variance in interest attributed to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.

Net Interest Income

Net interest income, the principal source of the Company's earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

For the year ended December 31, 2022 total interest income increased by $1.8 million compared to the year ended December 31, 2021. The increase in interest income in 2022 was primarily due to an increase of $1.5 million in interest income on securities and an increase of $700 thousand in interest income on interest-bearing deposits in banks, which offset a decrease in loan interest income of $402 thousand in the year over year comparison. Interest income on loans decreased primarily due to a decrease in SBA-PPP related interest and fees of $2.5 million from the year ago period. Excluding SBA-PPP related interest and fees of $1.9 million for the year ended December 31, 2022 and $4.4 million for the year ended December 31, 2021, interest income on loans would have increased $2.1 million, reflecting our core loan growth as well as the current rate environment. The increases in interest income on investment securities was due to the $63.2 million increase in average investment securities due to investment purchases during 2022. Interest expense on deposits decreased by $601 thousand in the year over year comparison. This is a reflection of the reduced rates for the majority of 2022, as well as a reduction in time deposit balances from a year ago. However, in the fourth quarter of 2022, due to competitive pressures on deposits, rates were increased on deposit offerings. Management anticipates that interest expense will increase in the near term as competitive pressures for deposits continue. Amortization of premiums on acquired time deposits, which reduces interest expense, totaled $50 thousand in 2022, compared to $108 thousand in 2021, representing a decrease of $58 thousand. The effects of changes in volumes and rates on net interest income in 2022 compared to 2021, and 2021 compared to 2020 are shown in Table 2.

Management's Discussion and Analysis

The aforementioned factors led to an increase in net interest income of $2.3 million or 7.15% for 2022 as compared to 2021. The net yield on interest-earning assets decreased by 6 basis points to 3.68% in 2022 compared to 3.74% in 2021.

Provision for Loan Losses

The allowance for loan losses is established to provide for expected losses in the Company's loan portfolio. Management determines the provision for loan losses required to maintain an allowance adequate to provide for probable losses. Some of the factors considered in making this decision are the levels and collectability of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

The provision for loan losses was $606 thousand for the year ended December 31, 2022, compared to $723 thousand for the year ended December 31, 2021. The decrease in loan loss provisions from 2021 to 2022 despite the overall growth in the loan portfolio was due to the improvement in credit quality on the loan portfolio and the reduction of past due loans and nonperforming loans from 2021 to 2022.

The allowance for loan losses for SBA-PPP loans remaining at December 31, 2022 were separately evaluated given the explicit government guarantee. This analysis, which incorporated historical experience with similar SBA guarantees and underwriting, concluded the likelihood of loss was remote and therefore these loans were assigned a zero expected credit loss in the allowance for loan losses.

The reserve for loan losses was approximately 0.83% of total loans as of December 31, 2022 and 2021, respectively. Management's estimate of probable credit losses inherent in the acquired Great State and Cardinal loan portfolios was reflected as a purchase discount which will continue to be accreted into income over the remaining life of the acquired loans. As of December 31, 2022 and 2021, the remaining unaccreted discount on the acquired loan portfolios totaled $672 thousand and $1.0 million, respectively. Management believes the provision and the resulting allowance for loan losses are adequate. Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

The major components of noninterest income for the past two years are illustrated in Table 3.

For the year ended December 31, 2022 and 2021, noninterest income was $6.3 million and $6.6 million, respectively. Included in noninterest income for the twelve months ended December 31, 2022 was nonrecurring income from life insurance contracts of $217 thousand and a $10 thousand loss on the sales of securities. For the twelve months ended December 31, 2021, there was nonrecurring income of $200 thousand from a one-time lease termination fee, $193 thousand from a one-time incentive bonus on a contract renegotiation with a service provider, and $265 thousand from net realized gains on the sale of securities. Excluding these items, noninterest income increased $140 thousand in the year over year comparison, primarily as a result of increased income from service charges on deposit accounts of $365 thousand and an increase of ATM, credit and debit card income of $551 thousand, partially offset by a decrease of $662 thousand in mortgage origination income. The mortgage department closed approximately $23.0 million of mortgage loans for the secondary market during 2022 compared to $57.0 million in 2021. The decrease in loan volume is due to the increase in interest rates during 2022.

Management's Discussion and Analysis

Table 3. Sources of Noninterest Income (dollars in thousands)

	2022	2021
Service charges on deposit accounts	$ 1,906	$ 1,541
Increase in cash value of life insurance	513	446
Life insurance income	217	-
Mortgage originations fees	399	1,061
Safe deposit box rental	86	88
Gain (loss) on securities	(10)	265
ATM, credit and debit card income	2,624	2,073
Merchant services income	222	182
Investment services income	56	60
Exchange income	183	203
Other income	61	649
Total noninterest income	$ 6,257	$ 6,568

Other Expense

The major components of noninterest expense for the past two years are illustrated in Table 4.

Total noninterest expenses increased by $1.2 million, or 4.65% for the year ended December 31, 2022, compared to the year ended December 31, 2021 primarily due to employee and branch costs associated with branch expansion. Salary and benefit cost increased by $143 thousand from December 31, 2021 to December 31, 2022. Occupancy and equipment expenses increased by $347 thousand, due to the branch expansion. Data processing expenses remained comparable at $2.0 million for the year ended December 31, 2022 and 2021, respectively. ATM/EFT expenses increased by $445 thousand due to increased debit card usage. There was a decrease in core deposit intangible amortization of $117 thousand in the year-over-year comparison, which was offset by an increase in professional fees of $45 thousand and an increase in telephone expense of $92 thousand.

Management's Discussion and Analysis

Table 4. Sources of Noninterest Expense (dollars in thousands)

	2022	2021
Salaries & wages	$ 11,526	$ 11,251
Share-based compensation	179	155
Employee benefits	3,118	3,274
Total personnel expense	14,823	14,680
Director fees	354	368
Occupancy expense	1,891	1,676
Data processing expense	1,971	2,026
Other equipment expense	1,307	1,175
FDIC/OCC assessments	628	609
Insurance	172	156
Professional fees	684	639
Advertising	657	702
Postage & freight	536	458
Supplies	228	196
Franchise tax	506	499
Telephone	482	390
Travel, dues & meetings	579	435
ATM/EFT expense	1,212	767
Other real estate owned expenses	71	-
Core deposit intangible amortization	478	595
Other expense	909	896
Total noninterest expense	$ 27,488	$ 26,267

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 67.22% in 2022 and 67.53% in 2021.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $2.5 million in 2022 and $2.4 million in 2021, resulting in effective tax rates of 19.7% and 20.4%, respectively. The increase in income tax expense of $96 thousand in 2022 was primarily due to the increase in income before taxes of $895 thousand in 2022 compared to 2021.

Net deferred tax assets of $5.7 million, and $1.1 million existed at December 31, 2022 and 2021 respectively. At December 31, 2022, net deferred tax assets included $5.6 million of deferred tax assets applicable to unrealized losses on investment securities available for sale, and $522 thousand of deferred tax assets applicable to funded projected pension benefit obligations. Accordingly, these amounts were not charged to income but recorded directly to the related stockholders' equity account.

Management's Discussion and Analysis

Analysis of Financial Condition

Average earning assets increased $75.3 million, or 8.70%, from 2021 to 2022 due to asset growth primarily reflected in increased loans and investment securities, which was funded by average deposit growth of $90.5 million. Total earning assets represented 92.61% of total average assets in 2022 and 92.08% in 2021. The mix of average earning assets changed from 2021 to 2022 as average loans increased by $29.7 million, or 4.33%, and average investment securities increased by $63.2 million, or 65.79%. Average federal funds sold and average deposits in banks decreased by $17.6 million, or 21.63%, from 2021 to 2022.

Table 5. Average Asset Mix (dollars in thousands)

| | 2022 | | 2021 | |
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 717,326	70.64%	$ 687,587	73.18%
Investment securities	159,196	15.67%	96,020	10.22%
Federal funds sold	8,307	0.82%	37,365	3.97%
Deposits in other banks	55,635	5.48%	44,227	4.71%
Total earning assets	940,464	92.61%	865,199	92.08%
Non earning assets:				
Cash and due from banks	18,992	1.87%	12,634	1.34%
Premises and equipment	32,261	3.18%	28,342	3.02%
Other assets	46,775	4.61%	39,299	4.18%
Allowance for loan losses	(5,985)	-0.59%	(5,296)	-0.56%
Unrealized loss on securities	(17,028)	-1.68%	(569)	-0.06%
Total nonearning assets	75,015	7.39%	74,410	7.92%
Total assets	$ 1,015,479	100.00%	$ 939,609	100.00%

Average loans for 2022 represented 70.64% of total average assets compared to 73.18% in 2021. Average federal funds sold decreased from 3.97% to 0.82% of total average assets while deposits in other banks increased from 4.71% to 5.48% of total average assets over the same time period. Average investment securities increased from 10.22% in 2021 to 15.67% of total average assets in 2022. The balances of nonearning assets to total average assets decreased from 7.92% to 7.39% in the annual comparison.

Management's Discussion and Analysis

Loans

Average loans totaled $717.3 million for the year ended December 31, 2022. This represents an increase of $29.7 million, or 4.33%, from the average of $687.6 million for 2021. The increase was primarily due to organic core loan growth of $97.1 million during 2022.

The loan portfolio consists primarily of real estate and commercial loans, including SBA-PPP loans. These loans accounted for 97.07% of the total loan portfolio at December 31, 2022. This is up from the 96.31% that the categories maintained at December 31, 2021. The amount of loans outstanding by type at December 31, 2022 and 2021 and the maturity distribution for variable and fixed rate loans as of December 31, 2022 are presented in Tables 6 and 7, respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2022		December 31, 2021	
	Amount	**%**	**Amount**	**%**
Construction and development	$ 49,728	6.59%	$ 44,252	6.48%
Residential, 1-4 families	292,318	38.72%	240,359	35.16%
Residential, 5 or more families	66,208	8.77%	58,054	8.49%
Farmland	23,688	3.14%	25,026	3.66%
Nonfarm, nonresidential	263,664	34.93%	230,071	33.66%
Total real estate	695,606	92.15%	597,762	87.45%
Agricultural	2,380	0.31%	2,420	0.35%
Commercial	37,054	4.91%	36,022	5.27%
SBA-PPP	71	0.01%	24,528	3.59%
Consumer	7,902	1.05%	7,292	1.07%
Other	11,859	1.57%	15,508	2.27%
Total	$ 754,872	100.00%	$ 683,532	100.00%

Management's Discussion and Analysis

Table 7. Maturity Schedule of Loans, as of December 31, 2022 (dollars in thousands)

	Real Estate	Commercial, Agricultural & SBA-PPP	Consumer & Other	Total Amount	%
Fixed rate loans:					
One year or less	$ 12,723	$ 2,248	$ 3,892	$ 18,863	2.50%
Over one to five years	66,002	18,791	8,709	93,502	12.38%
Over five years to 15 years	38,200	2,761	2,577	43,538	5.77%
Over 15 years	2,990	2	11	3,003	0.40%
Total fixed rate loans	$ 119,915	$ 23,802	$ 15,189	$ 158,906	21.05%
Variable rate loans:					
One year or less	$ 12,980	$ 6,358	$ 2,134	$ 21,472	2.84%
Over one to five years	18,158	673	173	19,004	2.52%
Over five years to 15 years	139,337	8,325	1,255	148,917	19.73%
Over 15 years	405,216	347	1,010	406,573	53.86%
Total variable rate loans	$ 575,691	$ 15,703	$ 4,572	$ 595,966	78.95%
Total loans:					
One year or less	$ 25,703	$ 8,606	$ 6,026	$ 40,335	5.34%
Over one to five years	84,160	19,464	8,882	112,506	14.90%
Over five years to 15 years	177,537	11,086	3,832	192,455	25.50%
Over 15 years	408,206	349	1,021	409,576	54.26%
Total loans	$ 695,606	$ 39,505	$ 19,761	$ 754,872	100.00%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 4.56% in 2022 compared to an average yield of 4.81% in 2021. The decrease in loan yields was due to a decrease in SBA-PPP related interest and fees of $2.5 million from the year ago period. Excluding SBA-PPP related interest and fees of $1.9 million for the year ended December 31, 2022 and $4.4 million for the year ended December 31, 2021, interest income on loans would have increased $2.1 million, reflecting our core loan growth of $97.1 million as well as the current rate environment. Management anticipates that this loan growth, in addition to higher rates in the current year, will have a positive impact on both earning assets and loan yields.

Investment Securities

The Company uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies, U.S. Government Sponsored Enterprises and State and Municipal bonds, as well as investment grade corporate bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2022 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date.

Management's Discussion and Analysis

The total amortized cost of investment securities increased by approximately $30.1 million from December 31, 2021 to December 31, 2022, while the average balance of investment securities carried throughout the year increased by approximately $63.2 million from 2021 to 2022. The average yield of the investment portfolio increase to 1.92% for the year ended December 31, 2022 compared to 1.60% for 2021.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	December 31, 2022							
	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Book Value 12/31/22	Market Value 12/31/22	Book Value 12/31/21	Book Value 12/31/20
Investment securities:								
U.S. Treasury securities	$ -	$ 4,980	$ -	$ -	$ 4,980	$ 4,834	$ -	$ -
U.S. Government agencies	-	4,658	20,367	-	25,025	20,846	20,333	-
Mortgage-backed securities	78	1,015	34,118	43,544	78,755	67,270	64,437	15,212
Corporate securities	-	1,500	-	-	1,500	1,500	1,500	1,500
State and municipal securities	-	1,506	19,656	30,238	51,400	40,701	45,314	16,059
Total	$ 78	$ 13,659	$ 74,141	$ 73,782	$ 161,660	$ 135,151	$ 131,584	$ 32,771
Weighted average yields (1):								
U.S. Treasury securities	0.00%	2.95%	0.00%	0.00%	2.95%			
U.S. Government agencies	0.00%	3.08%	1.68%	0.00%	1.94%			
Mortgage-backed securities	2.18%	2.01%	2.19%	1.45%	1.78%			
Corporate securities	0.00%	4.11%	0.00%	0.00%	4.11%			
State and municipal securities	0.00%	2.95%	2.03%	2.56%	2.37%			
Total	2.18%	3.05%	2.01%	1.90%	2.05%			

(1) Weighted average yields on investment securities are based on amortized cost and are calculated on a tax equivalent basis.

Deposits

The Company relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of more than $250,000) are the primary funding source. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. The Company's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Company's growth and profitability. The Company attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Company.

Average total deposits for the year ended December 31, 2022 amounted to $929.6 million, which was an increase of $90.5 million, or 10.79% from 2021. Average core deposits totaled $893.4 million in 2022 representing a 11.53% increase over the $801.0 million in 2021. The percentage of the Company's average deposits that are interest-bearing decreased to 66.5% in 2022 compared to 67.4% in 2021. This decrease is due to the average demand deposits, which earn no interest, increasing 13.77% from $273.4 million in 2021 to $311.0 million in 2022. Average deposits for the periods ended December 31, 2022 and 2021 are summarized in Table 9.

Management's Discussion and Analysis

Table 9. Deposit Mix (dollars in thousands)

	December 31, 2022			December 31, 2021		
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:						
Interest-bearing DDA accounts	$ 133,854	14.4%	0.09%	$ 113,840	13.6%	0.09%
Money market	108,897	11.7%	0.22%	83,995	10.0%	0.23%
Savings	195,976	21.1%	0.10%	172,847	20.6%	0.11%
Individual retirement accounts	44,165	4.7%	0.88%	46,088	5.5%	1.04%
CD's $250,000 or less	99,443	10.7%	0.55%	110,825	13.2%	0.94%
CD's greater than $250,000	36,231	3.9%	0.68%	38,095	4.5%	0.87%
Total interest-bearing deposits	618,566	66.5%	0.28%	565,690	67.4%	0.41%
Noninterest-bearing deposits	311,032	33.5%	0.00%	273,393	32.6%	0.00%
Total deposits	$ 929,598	100.0%	0.19%	$ 839,083	100.0%	0.28%

The average balance of certificates of deposit issued in denominations of more than $250,000 decreased by $1.9 million, or 4.89%, for the year ended December 31, 2022 compared to December 31, 2021. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Loan and investment securities growth in 2022 was primarily funded through core deposit growth, thus reducing management's reliance on large denomination certificates of deposit for funding purposes.

Estimated uninsured deposits totaled $295.0 million and $279.3 million at December 31, 2022 and December 31, 2021, respectively. Uninsured amounts are estimated based on the portion of account balance in excess of FDIC insurance limits. Table 10 provides maturity information relating to uninsured time deposits at December 31, 2022.

Table 10. Estimated Uninsured Time Deposits Maturities (dollars in thousands)

Estimated Uninsured Time Deposits at December 31, 2022:

Remaining maturity of three months or less	$ 6,565
Remaining maturity over three months through six months	3,480
Remaining maturity over six months through twelve months	34,874
Remaining maturity over twelve months	4,537
Total estimated uninsured time deposits	$ 49,456

Management's Discussion and Analysis

Equity

Stockholders' equity totaled $72.9 million at December 31, 2022 compared to $85.2 million at December 31, 2021. The decrease of $12.3 million, or 14.39%, was due to earnings of $10.3 million, plus share-based compensation of $179 thousand, less common stock repurchases of $154 thousand, payment of dividends of $1.8 million, and less other comprehensive losses of $20.8 million primarily due to an increase in the unrealized losses on the value of the securities portfolio as a result of increased interest rates in 2022. Book value decreased from $15.20 per share at December 31, 2021 to $12.98 per share at December 31, 2022.

Effective January 1, 2015, the federal banking regulators adopted rules to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rules required the Bank to comply with the following minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.5% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6% of risk-weighted assets; (iii) a total capital ratio of 8% of risk-weighted assets; and (iv) a leverage ratio of 4% of total assets. As fully phased in on January 1, 2019, the rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

Under Basel III Capital requirements, a capital conservation buffer of 0.625% became effective beginning on January 1, 2016. The capital conservation buffer was gradually increased through January 1, 2019 to 2.50%. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banks are now required to maintain levels that meet the required minimum plus the capital conservation buffer in order to make distributions, such as dividends, or discretionary bonus payments. The Banks's capital conservation buffer is 4.42% as of December 31, 2022.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2022	2021
Tier 1 Capital	$ 90,878	$ 84,900
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	6,294	5,717
Total regulatory capital	$ 97,172	$ 90,617
Total risk-weighted assets	$ 782,401	$ 740,706
Tier 1 capital as a percentage of risk-weighted assets	11.6%	11.5%
Common Equity Tier 1 capital as a percentage of risk-weighted assets	11.6%	11.5%
Total regulatory capital as a percentage of risk-weighted assets	12.4%	12.2%
Leverage ratio*	8.8%	8.6%

* Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

Management's Discussion and Analysis

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral. The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Table 12 provides information about the allowance for loan losses, nonperforming assets and loans past due 90 days or more and still accruing as of December 31, 2022 and 2021.

Table 12. Loan Loss Data (dollars in thousands)

	2022	2021
Allowance for loan losses	$ 6,248	$ 5,677
Total loans	$ 754,872	$ 683,532
Allowance for loan losses to total loans	0.83%	0.83%
Nonperforming loans:		
Nonaccrual loans	$ 1,634	$ 1,320
Restructured loans	2,330	3,167
Purchased credit-impaired loans on accrual status	89	103
Loans past due 90 days or more and still accruing	-	-
Total nonperforming loans	4,053	4,590
Other real estate owned	235	-
Total nonperforming assets	$ 4,288	$ 4,590
Total nonperforming loans as a percentage to total loans	0.54%	0.67%
Total allowance for loan losses to nonperforming loans	154.16%	123.68%
Total nonperforming assets as a percentage to total assets	0.43%	0.46%
Total nonaccrual loans as a percentage to total loans	0.22%	0.19%
Total allowance for loan losses to nonaccrual loans	382.37%	430.08%

Total nonperforming loans were 0.54% and 0.67% of total outstanding loans as of December 31, 2022 and 2021, respectively. The majority of the increase in nonaccrual loans from 2022 to 2021 came in the "commercial mortgage" category as a result of one large credit of $381 thousand being placed in nonaccrual status in 2022. Nonaccrual loans in this category increased by $501 thousand. Loans are placed in nonaccrual status when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof. Management's ability to ultimately resolve these loans either with or without significant loss will be determined, to a great extent, by general economic and real estate market conditions.

For the years ended December 31, 2022 and 2021, interest income recognized on loans in nonaccrual status was approximately $62 thousand and $39 thousand, respectively. Had these credits been current in accordance with their original terms, the gross interest income for these credits would have been approximately $88 thousand and $104 thousand, respectively for the years ended December 31, 2022 and 2021.

Management's Discussion and Analysis

Restructured loans represent troubled debt restructurings ("TDRs") that have returned to accrual status after a period of performance in accordance with their modified terms. The decrease in restructured loans from 2021 to 2022 came primarily in the form of four TDRs going into nonaccrual status during 2022. A TDR is considered to be successful if the borrower maintains adequate payment performance under the modified terms and is financially stable.

There was $235 thousand in other real estate owned at December 31, 2022, compared to no other real estate owned at December 31, 2021. During the fourth quarter of 2022, a former full service branch facility was transferred to other real estate owned at a value of $235 thousand. A write-down of $72 thousand was taken on the property as a result of this transfer based on the contract to sell, less estimated selling costs, in place as of December 31, 2022. Subsequent to December 31, 2022, the sale of the property settled on March 1, 2023.

More information on nonperforming assets and loan modifications in response to COVID-19 can be found in Note 5 of the "Notes to Consolidated Financial Statements" found in this annual report.

As of December 31, 2022 and 2021 we had loans with a current principal balance of $5.0 million and $10.9 million rated "Watch" or "Special Mention". The "Watch" classification is utilized by us when we have an initial concern about the financial health of a borrower that indicate above average risk. We then gather current financial information about the borrower and evaluate our current risk in the credit. After this review we will either move the loan to a higher risk rating category or move it back to its original risk rating. Loans may be left rated "Watch" for a longer period of time if, in management's opinion, there are risks that cannot be fully evaluated without the passage of time, and we want to review it on a more regular basis. Assets that do not currently expose the Bank to sufficient risk to warrant a classification such as "Substandard" or "Doubtful" but otherwise possess weaknesses are designated "Special Mention". Loans rated as "Watch" or "Special Mention" are not considered "potential problem loans" until they are determined by management to be classified as "Substandard". As of December 31, 2022, potential problem loans classified as substandard totaled $4.3 million compared to $6.0 million at December 31, 2021. Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans or other real estate owned. As of December 31, 2022 loans past due 30-89 days and still accruing totaled $236 thousand compared to $346 thousand at December 31, 2021.

Certain types of loans, such as option ARM products, subprime loans and loans with initial teaser rates, can have a greater risk of non-collection than other loans. The Bank has not offered these types of loans in the past and does not offer them currently. Junior-lien mortgages can also be considered higher risk loans. Our junior-lien portfolio at December 31, 2022 totaled $2.6 million, or 0.34% of total loans. The charge-off rates in this category do not vary significantly from other real estate secured loans in the current year.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The reserve for loan losses was approximately 0.83% of total loans as of December 31, 2022 and December 31, 2021, respectively. Management's estimate of probable credit losses inherent in the acquired Cardinal Bankshares Corporation and Great State loan portfolios was reflected as a purchase discount which will continue to be accreted into income over the remaining life of the acquired loans. As of December 31, 2022 and 2021, the remaining unaccreted discount on the acquired loan portfolios totaled $672 thousand and $1.0 million, respectively. This remaining discount can be used for credit losses if a loss occurs on individual loans in the purchased portfolios.

Management's Discussion and Analysis

To quantify the specific elements of the allowance for loan losses, the Bank begins by establishing a specific reserve for larger-balance, non-homogeneous loans, which have been identified as being impaired. This reserve is determined by comparing the principal balance of the loan with the net present value of the future anticipated cash flows or the fair market value of the related collateral. If the impaired loan is collateral dependent, then any excess in the recorded investment in the loan over the fair value of the collateral that is identified as uncollectible in the near term is charged off against the allowance for loan losses at that time. The bank also collectively evaluates for impairment smaller-balance TDRs. The specific component of the allowance for smaller-balance TDR loans is calculated on a pooled basis considering historical experience adjusted for qualitative factors. The bank then reviews certain loans in the portfolio and assigns grades to loans which have been reviewed. Loans which are adversely classified are given a specific allowance based on the historical loss experience of similar type loans in each adverse grade with further adjustments for external factors. The remaining portfolio is segregated into loan pools consistent with regulatory guidelines. An allocation is then made to the reserve for these loan pools based on the bank's historical loss experience with further adjustments for external factors. The allowance is allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the respective categories of loans, although the entire allowance is available to absorb any actual charge-offs that may occur.

Table 13 shows net charge-offs, average loan balances and the percentage of charge-offs to average loan balances. The allocation of the allowance for loan losses is detailed in Table 14.

Table 13. Analysis of Net Charge-Offs (dollars in thousands)

	December 31, 2022		
	Net (Charge-Offs) Recoveries	Average Loans	Percentage of Net (Charge-Offs) Recoveries to Average Loans
Construction & development	$ 3	$ 45,934	0.01%
Farmland	-	24,188	0.00%
Residential	12	329,779	0.00%
Commercial mortgage	8	247,350	0.00%
Commercial & agriculture	16	39,288	0.04%
SBA-PPP	-	8,504	0.00%
Consumer & other	(74)	22,283	(0.33%)
Total	$ (35)	$ 717,326	0.00%

	December 31, 2021		
	Net (Charge-Offs) Recoveries	Average Loans	Percentage of Net (Charge-Offs) Recoveries to Average Loans
Construction & development	$ 5	$ 44,437	0.01%
Farmland	-	29,766	0.00%
Residential	2	289,445	0.00%
Commercial mortgage	61	220,897	0.03%
Commercial & agriculture	45	34,457	0.13%
SBA-PPP	-	49,438	0.00%
Consumer & other	(59)	19,147	(0.31%)
Total	$ 54	$ 687,587	0.01%

Management's Discussion and Analysis

Table 14. Allocation of the Allowance for Loan Losses (dollars in thousands)

Balance at the end of the period applicable to:	December 31, 2022			December 31, 2021		
	Amount	% of ALL to Loans	% of Loans to Total Loans	Amount	% of ALL to Loans	% of Loans to Total Loans
Construction & development	$ 526	1.06%	6.59%	$ 484	1.09%	6.48%
Farmland	259	1.09%	3.14%	315	1.26%	3.66%
Residential	2,820	0.79%	47.49%	2,521	0.84%	43.65%
Commercial mortgage	2,197	0.83%	34.93%	1,908	0.83%	33.66%
Commercial & agriculture	312	0.79%	5.22%	321	0.84%	5.62%
SBA-PPP	-	0.00%	0.01%	-	0.00%	3.59%
Consumer and other	134	0.68%	2.62%	128	0.56%	3.34%
Total	$ 6,248	0.83%	100.00%	$ 5,677	0.83%	100.00%

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2022 and 2021 is as follows:

	2022	2021
Commitments to extend credit	$ 163,250	$ 140,526
Standby letters of credit	833	1,161
	$ 164,083	$ 141,687

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Management's Discussion and Analysis

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 14.4% at December 31, 2022 compared to 23.1% at December 31, 2021. These ratios are considered to be adequate by management.

The Bank uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore, management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

Management's Discussion and Analysis

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased, otherwise the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. The Bank keeps a portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in most interest rate environments without causing significant damage to that quarter's profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2022. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2022 the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to changes in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

| | December 31, 2022 Maturities/Repricing | | | | |
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Interest bearing deposits	$ 10,802	$ -	$ -	$ -	$ 10,802
Federal funds sold	960	-	-	-	960
Investments	1,584	-	11,609	121,958	135,151
Loans	115,340	30,365	443,208	165,959	754,872
Total	$ 128,686	$ 30,365	$ 454,817	$ 287,917	$ 901,785
Interest-Bearing Liabilities:					
Interest-bearing DDA accounts	$ 144,540	$ -	$ -	$ -	$ 144,540
Money market	87,012	-	-	-	87,012
Savings	194,723	-	-	-	194,723
Time deposits	21,772	98,842	62,928	-	183,542
Borrowings	-	-	-	-	-
Total	$ 448,047	$ 98,842	$ 62,928	$ -	$ 609,817
Interest sensitivity gap	$ (319,361)	$ (68,477)	$ 391,889	$ 287,917	$ 291,968
Cumulative interest sensitivity gap	$ (319,361)	$ (387,838)	$ 4,501	$ 291,968	$ 291,968
Ratio of sensitivity gap to total earning assets	-35.4%	-7.6%	43.5%	31.9%	32.4%
Cumulative ratio of sensitivity gap to total earning assets	-35.4%	-43.0%	0.5%	32.4%	32.4%

Management's Discussion and Analysis

The Company uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents the Bank's twelve-month forecasts for changes in net interest income and market value of equity resulting from changes in rates of up to 400 basis points up or down, as of December 31, 2022.

Table 16. Interest Rate Risk (dollars in thousands)

		Rate Shocked Net Interest Income and Market Value of Equity			
Change in Interest Rates (Basis Points)	**Net Interest Income**	**Change in Net Interest Income**	**% Change in Net Interest Income**	**Market Value of Equity**
+400	$ 35,300	$ (3,204)	(8.32%)	$ 141,647
+300	36,082	(2,422)	(6.29%)	154,418
+200	36,874	(1,630)	(4.23%)	168,139
+100	37,726	(788)	(2.02%)	182,983
0	38,504	-	-	193,651
-100	37,198	(1,306)	(3.39%)	194,269
-200	35,395	(3,109)	(8.07%)	185,750
-300	33,554	(4,950)	(12.86%)	174,555
-400	31,827	(6,677)	(17.34%)	160,483

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all Company assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Stockholder Information

Requests for Information

Requests for information should be directed to Mrs. Suzanne S. Yearout, Corporate Secretary, at Skyline Bankshares, Inc., 101 Jacksonville Circle, P.O. Box 215, Floyd, Virginia 24091; telephone (540) 745-4191.

Independent Registered Public Accounting Firm

Elliott Davis, PLLC
500 East Morehead Street, Ste. 700
Charlotte, North Carolina, 28202

Stock Transfer Agent

Computershare
250 Royal Street
Canton, Massachusetts, 02021

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

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